FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice of the 95th General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: May 28, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

NIPPON STEEL CORPORATION

Notice of the 95th General Meeting of Shareholders

Nippon Steel Corporation

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071

June 3, 2019

Dear Shareholders:

Eiji Hashimoto

Representative Director and President

Nippon Steel Corporation (Code Number 5401) (the “Company” or “NIPPON STEEL”)

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Notice of the 95th General Meeting of Shareholders

We are pleased to invite you to attend the 95th General Meeting of Shareholders which will be held at 10 a.m., Tuesday, June 25, 2019, at the banquet room TSURU (Banquet Floor (1st Floor), the Main Building), Hotel New Otani Tokyo, 4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan, the agenda of which is set forth below.

If you are unable to attend, you can exercise your voting rights after reading the “Reference Documents for Exercising Voting Rights” either by returning the Voting Rights Exercise Form by mail or via the Internet, as explained below. When votes are registered by both methods, the vote registered via the Internet will be treated as the vote of record.

(Voting by mail)

Please indicate your choices on the enclosed Voting Rights Exercise Form and return it so that it will arrive at the Company by 5 p.m., Monday, June 24, 2019 (Tokyo time).

(Voting via the Internet)

Please read the “Exercise of Voting Rights via the Internet” on page 17 and cast your vote by 5 p.m., Monday, June 24, 2019 (Tokyo time). Meanwhile, institutional investors can use the Internet voting rights exercise platform operated by ICJ, Inc.

AGENDA

Matters to be reported to the shareholders:

Report on operations for the 94th term (from April 1, 2018 to March 31, 2019), consolidated financial statements and non-consolidated financial statements, and reports of accounting auditors and the Audit & Supervisory Board on consolidated financial statements for the 94th term.

Matters for approval by the shareholders:

Item 1:	Appropriation of Surplus for the 94th Term (from April 1, 2018 to March 31, 2019)

Item 2:	Election of Thirteen (13) Directors

Item 3:	Election of Two (2) Audit & Supervisory Board Members

1.	Doors will open at 9 a.m.

2.

Attendees are requested to submit the enclosed Voting Rights Exercise Form at the reception desk upon arrival at the meeting. When the voting rights are exercised by a proxy, the said proxy is requested to submit the Voting Rights Exercise Form of the principal at the reception desk, together with a power of attorney in this matter. Meanwhile, please note that a proxy must be another shareholder entitled to exercise voting rights.

3.

If revisions are made to the “Reference Documents for Exercising Voting Rights”, the report on operations or consolidated and non-consolidated financial statements, such changes will be indicated on the Company website (https://www.nipponsteel.com/).

Reference Documents for Exercising Voting Rights

Item 1	Appropriation of Surplus for the 94th Term (from April 1, 2018 to March 31, 2019)

The Board of Directors proposes that the term-end dividend for the 94th term will be paid according to the “Surplus Distribution Policy” described on page 36 as follows:

(1)	Kind of Dividend

Cash

(2)	Dividend Payment and Total Payment

40 yen per share        Total payment:    36,880,946,520 yen

(3)	Effective Date of the Dividend

Wednesday, June 26, 2019

(Reference)

For more information on dividends per share and dividend payout ratio on a consolidated basis for the 94th Term as well as those trends, see pages 27 and 28.

Item 2	Election of Thirteen (13) Directors

The term of office of all fourteen (14) current Directors ends at the conclusion of the 95th General Meeting of Shareholders. The Board of Directors proposes that thirteen (13) Directors be elected. The candidates for Directors are set forth below.

Mr. Mutsutake Otsuka, Mr. Ichiro Fujisaki and Ms. Noriko Iki are candidates for Outside Directors.

Candidates for Directors

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
1	Kosei Shindo (September 14, 1949)	April 1973:	Joined Nippon Steel Corporation (NSC)	31,577
		June 2005:	Director (Member of the Board) and General Manager, Corporate Planning Division of NSC
		June 2006:	Director (under the Executive Management System) and General Manager, Corporate Planning Division of NSC
		April 2007:	Director (under the Executive Management System) and General Manager, General Administration Division of NSC
		April 2009:	Executive Vice President (under the Executive Management System) of NSC
		June 2009:	Representative Director and Executive Vice President of NSC
		October 2012:	Representative Director and Executive Vice President of the Company
		April 2014:	Representative Director and President of the Company
Assumed current position as Representative Director and Chairman of the Company in April 2019
(Material concurrent position) Vice Chair, KEIDANREN (Japan Business Federation)

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
2	Eiji Hashimoto (December 7, 1955)	April 1979:	Joined NSC	9,957
		April 2009:	Director (under the Executive Management System), Director, Plate Division and Director, Construction Products Division of NSC
		April 2011:	Director (under the Executive Management System) of NSC
		October 2012:	Executive Officer of the Company
		April 2013:	Managing Executive Officer of the Company
		July 2015:	Managing Executive Officer, Vice Head of Global Business Development and Project Leader, Usiminas Project, Global Business Development Sector of the Company
		April 2016:	Executive Vice President and Head of Global Business Development of the Company
		June 2016:	Representative Director, Executive Vice President and Head of Global Business Development of the Company
Assumed current position as Representative Director and President of the Company in April 2019
(Material concurrent position) Vice Chairman, The Japan Iron and Steel Federation

3	Shinji Tanimoto (May 24, 1957)	April 1982:	Joined NSC	22,950
		April 2013:	Managing Executive Officer and Head of Works, Yawata Works of the Company
		April 2015:	Managing Executive Officer and Head of Center, Plant Engineering and Facility Management Center of the Company
		June 2015:	Managing Director, Member of the Board and Head of Center, Plant Engineering and Facility Management Center of the Company
		April 2017:	Managing Director, Member of the Board of the Company
Assumed current position as Representative Director and Executive Vice President of the Company in April 2018

(Responsibilities)

Intellectual Property; Safety; Plant Safety; Technical Administration & Planning (including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement Cooperating with Executive Vice President A. Migita on Environment

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
4	Shinichi Nakamura (February 15, 1959)	April 1982:	Joined NSC	11,398
		April 2013:	Executive Officer, Head of Unit, Construction Products Unit of the Company
		April 2016:

Managing Executive Officer, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector of the Company

		June 2016:

Managing Director, Member of the Board, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector of the Company

		Assumed current position as Representative Director and Executive Vice President of the Company in April 2018

(Responsibilities)

Marketing Administration & Planning; Transportation & Logistics; Project Development; Machinery & Materials Procurement; Steel Products Units; Domestic Office and Branches

Cooperating with Executive Vice President K. Miyamoto on Overseas Offices (including Corporate Entities)

		(Material concurrent position) Vice Chairman, Baosteel-NSC Automotive Steel Sheets Co., Ltd.

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
5	Akihiko Inoue (August 21, 1957)	April 1982:	Joined NSC	5,902
		April 2014:	Managing Executive Officer and Head of Works, Kimitsu Works of the Company
		April 2018:	Executive Vice President and Head of Research and Development of the Company
Assumed current position as Representative Director, Executive Vice President and Head of Research and Development of the Company in June 2018
(Responsibilities) Head of Research and Development
(Material concurrent positions) Vice President, The Iron and Steel Institute of Japan President, The Japan Research and Development Center for Metals
6	Katsuhiro Miyamoto (October 22, 1956)	April 1981:	Joined NSC	8,480
		October 2012:	Executive Officer and Head of Division, Accounting & Finance Division of the Company
		April 2015:	Managing Executive Officer of the Company
April 2016:

Managing Executive Officer, Vice Head of Global Business Development, Project Leader, Global CSVC Project, Global Business Development Sector and Project Leader, Wuhan Tin Mill Project, Global Business Development Sector of the Company

		April 2018:	Executive Vice President of the Company
		June 2018:	Representative Director and Executive Vice President of the Company
Assumed current position as Representative Director, Executive Vice President and Head of Global Business Development of the Company in April 2019
(Responsibilities) Head of Global Business Development Accounting & Finance; Raw Materials; Overseas Offices (including Corporate Entities)
(Material concurrent position) Chairman, WISCO-NIPPON STEEL Tinplate Co., Ltd.

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
7	[New candidate] Akio Migita (October 19, 1961)	April 1984:	Joined NSC	7,837
		April 2014:	Executive Officer and Head of Division, Flat Products Marketing Division, Flat Products Unit of the Company
		April 2015:	Executive Officer and Head of Division, Human Resources Division of the Company
		April 2017:	Managing Executive Officer and Head of Division, Human Resources Division of the Company
Assumed current position as Executive Vice President of the Company in April 2019

(Responsibilities)

Corporate Planning; Group Companies Planning; General Administration; Legal; Internal Control & Audit; Business Process Innovation; Human Resources; Environment; Business Transformation & Standardization

(Material concurrent position) Outside Audit & Supervisory Board Member, NIPPON STEEL TRADING CORPORATION
8	Shin Nishiura (June 26, 1958)	April 1981:	Joined Sumitomo Metal Industries, Ltd. (SMI)	7,135
		October 2012:	Executive Officer and Head of Division, Corporate Planning Division of the Company
		March 2015:	Executive Officer and Head of Office, Beijing Representative Office of the Company
		April 2015:	Managing Executive Officer and Head of Office, Beijing Representative Office of the Company
		April 2018:	Managing Executive Officer, Head of Unit, Pipe & Tube Unit and Project Leader, VSB Project, Global Business Development Sector of the Company
Assumed current position as Managing Director, Head of Unit, Pipe & Tube Unit and Project Leader, VSB Project, Global Business Development Sector of the Company in June 2018
(Responsibilities) Head of Unit, Pipe & Tube Unit and Project Leader, VSB Project, Global Business Development Sector
(Material concurrent position) Director, NIPPON STEEL PIPE CO., LTD.

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
9	Atsushi Iijima (June 12, 1958)	April 1982:	Joined NSC	5,464
		April 2013:	Executive Officer, Head of Unit, Plate Unit of the Company
		April 2016:	Managing Executive Officer, Head of Unit, Plate Unit and Head of Unit, Construction Products Unit of the Company
April 2018:

Managing Executive Officer, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector of the Company

Assumed current position as Managing Director, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector of the Company in June 2018

(Responsibilities)

Head of Unit, Flat Products Unit; Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector

Marketing Administration & Planning; Transportation & Logistics

Cooperating with Managing Executive Officer A. Matsumura and Head of Division, General Administration Division on Business Transformation & Standardization

(Material concurrent positions)

Director, Nippon Steel Metal Products Co., Ltd.

Director, Nippon Steel Coated Sheet Corporation

Director, Guangzhou Pacific Tinplate Co., Ltd.

Director, Baosteel-NSC Automotive Steel Sheets Co., Ltd.

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
10	Yutaka Andoh (September 30, 1958)	April 1981:	Joined NSC	5,069
		April 2014:	Executive Officer and Head of Works, Muroran Works, Bar & Wire Rod Unit of the Company
		April 2016:	Managing Executive Officer and Head of Works, Muroran Works, Bar & Wire Rod Unit of the Company
		April 2017:	Managing Executive Officer of the Company
Assumed current position as Managing Director of the Company in June 2018

(Responsibilities)

Intellectual Property; Safety; Plant Safety; Technical Administration & Planning (including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

Rendering Assistance to Executive Vice President S. Nakamura on Steel Products Units

Cooperating with Managing Director A. Iijima on Transportation & Logistics Technology

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
11	[Outside Director] [Independent Director/Auditor] Mutsutake Otsuka (January 5, 1943) Status of attendance at the Board of Directors (Fiscal Year 2018): 100% (17 out of 17 meetings)	April 1965:	Joined Japanese National Railways	4,477
		June 1990:	Director and General Manager of Personnel Dept. of East Japan Railway Company
		June 1992:	Executive Director and General Manager of Personnel Dept. of East Japan Railway Company
		January 1994:	Executive Director of East Japan Railway Company
		June 1996:	Executive Director and Deputy Director General of Corporate Planning Headquarters of East Japan Railway Company
		June 1997:	Executive Vice President and Director General of Corporate Planning Headquarters of East Japan Railway Company
		June 2000:	President and CEO of East Japan Railway Company
		April 2006:	Chairman and Director of East Japan Railway Company
Assumed current position as Executive Advisor to the Board of East Japan Railway Company in April 2012 Assumed current position as Director (Outside Director) of the Company in June 2014
(Material concurrent positions) Outside Audit & Supervisory Board Member, Electric Power Development Co., Ltd. Outside Director, JXTG Holdings, Inc.

- Reasons for the election as Outside Director Candidate

The Board of Directors has proposed the re-election of Mr. Mutsutake Otsuka as an Outside Director because it believes that he is well-qualified for the position by his appropriate action with effective remarks as an Outside Director of the Company since his appointment at the 90th General Meeting of Shareholders held on June 25, 2014 and by his deep insight and ample experience in corporate management.

(Notes)	1) At the conclusion of this General Meeting of Shareholders, Mr. Mutsutake Otsuka will have served as an Outside Director of the Company for five (5) years since his initial appointment.

2)  Concerning the candidate’s liability under Article 423, Paragraph 1 of the Companies Act, the Company has concluded an agreement with Mr. Mutsutake Otsuka that limits his liability to the greater of the amount stipulated in Article 425, Paragraph 1 of the Companies Act and twenty million (20,000,000) yen, as long as he acts unknowingly and is not grossly negligent in performing his duties. Upon approval of this Item as proposed herein, the agreement will be continued.

3) The Company has already filed Mr. Mutsutake Otsuka as an “independent director/auditor” with each financial exchange in Japan where it is listed.

4)  Although Mr. Mutsutake Otsuka engaged in the execution of business of East Japan Railway Company, which has a business relationship with the Company for transactions of steel and other products/services until March 2012, he currently does not engage in the execution of business of the said company. Since the amount of transactions with the said company account for less than 1% of the consolidated revenue of the Company, the said company is not a specified associated service provider of the Company.

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
12	[Outside Director] [Independent Director/Auditor] Ichiro Fujisaki (July 10, 1947) Status of attendance at the Board of Directors (Fiscal Year 2018): 100% (17 out of 17 meetings)	April 1969:	Joined Ministry of Foreign Affairs of Japan	8,436
		August 1999:	Director-General, North American Affairs Bureau, Ministry of Foreign Affairs of Japan
		September 2002:	Deputy Minister for Foreign Affairs
		January 2005:	Ambassador of Japan to the United Nations and WTO in Geneva
		April 2008:	Ambassador of Japan to the United States of America
		November 2012:	Retired from Ambassador of Japan to the United States of America
		January 2013:	Distinguished Professor of Sophia University (retired in December 2017)
Assumed current position as Director (Outside Director) of the Company in June 2014
(Material concurrent position) President, The America-Japan Society, Inc.

- Reasons for the election as Outside Director Candidate

The Board of Directors has proposed the re-election of Mr. Ichiro Fujisaki as an Outside Director because it believes that he is well-qualified for the position by his appropriate action with effective remarks as an Outside Director of the Company since his appointment at the 90th General Meeting of Shareholders held on June 25, 2014 and by his deep insight including international affairs, economics, and cultures that he accumulated at the Ministry of Foreign Affairs of Japan, and his ample experience as the Ambassador and in other key positions, notwithstanding the fact that he does not have experience participating in corporate management other than serving as an outside director and as an outside audit & supervisory board member.

(Notes)	1) At the conclusion of this General Meeting of Shareholders, Mr. Ichiro Fujisaki will have served as an Outside Director of the Company for five (5) years since his initial appointment.

2)  Concerning the candidate’s liability under Article 423, Paragraph 1 of the Companies Act, the Company has concluded an agreement with Mr. Ichiro Fujisaki that limits his liability to the greater of the amount stipulated in Article 425, Paragraph 1 of the Companies Act or twenty million (20,000,000) yen, as long as he acts unknowingly and is not grossly negligent in performing his duties. Upon approval of this Item as proposed herein, the agreement will be continued.

3) The Company has already filed Mr. Ichiro Fujisaki as an “independent director/auditor” with each financial exchange in Japan where it is listed.

4)  Although Mr. Ichiro Fujisaki serves as President of the America-Japan Society, Inc., to which the Company pays the membership fee, the said society is not a specified associated service provider of the Company. The annual membership fee paid to the said society by the Company is 180 thousand yen.

5)  ITOCHU Corporation (“ITOCHU”), for which Mr. Ichiro Fujisaki served as Outside Director from June 2013 to June 2018, received four (4) cease and desist orders from the Japan Fair Trade Commission in 2018, on account of violations of the Antimonopoly Act in connection with sales of uniforms to private business operators, while Mr. Ichiro Fujisaki was in office. Mr. Ichiro Fujisaki has regularly explained the importance of legal compliance at the meetings of the Board of Directors as Outside Director of ITOCHU. After the aforementioned fact came to light, Mr. Ichiro Fujisaki fulfilled his duties by actively making recommendations on development of measures for preventing the reoccurrence of such misconduct and enhancement of the compliance system of ITOCHU, and by continuously monitoring the status of its implementation efforts.

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
13	[Outside Director] [Independent Director/Auditor] Noriko Iki (March 21, 1956) Status of attendance at the Board of Directors (Fiscal Year 2018): 100% (14 out of 14 meetings)	April 1979:	Joined Ministry of Labor	1,725
		July 2009:	Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare (MHLW)
		July 2010:	Research Director, Japan Institute for Labour Policy and Training
		September 2012:	Director-General, Tokyo Labour Bureau, MHLW
		April 2014:	Ambassador of Japan to Brunei Darussalam
		July 2017:	Retired from Ambassador of Japan to Brunei Darussalam
		March 2018:	Director of Japan Institute for Women’s Empowerment & Diversity Management
Assumed current position as President of Japan Institute for Women’s Empowerment & Diversity and Management and Outside Director of the Company in June 2018
(Material concurrent position) Outside Director, NEC Corporation

- Reasons for the election as Outside Director Candidate

The Board of Directors has proposed the re-election of Ms. Noriko Iki as an Outside Director because it believes that she is well-qualified for the position by her deep insight she accumulated at MHLW in areas including employment, labor and promoting diverse human resources playing an active role, and her ample experience, etc. as Director-General of the Tokyo Labour Bureau of MHLW, the Ambassador Extraordinary and Plenipotentiary and other key positions, as well as her appropriate action with effective remarks as an Outside Director of the Company since her appointment at the 94th General Meeting of Shareholders held on June 26, 2018, notwithstanding the fact that she does not have experience participating in corporate management other than serving as an outside director and as an outside audit & supervisory board member.

(Notes)	1) At the conclusion of this General Meeting of Shareholders, Ms. Noriko Iki will have served as an Outside Director of the Company for one (1) year since her initial appointment.

2)  Concerning the candidate’s liability under Article 423, Paragraph 1 of the Companies Act, the Company has concluded an agreement with Ms. Noriko Iki that limits her liability to the greater of the amount stipulated in Article 425, Paragraph 1 of the Companies Act or twenty million (20,000,000) yen, as long as she acts unknowingly and is not grossly negligent in performing her duties. Upon approval of this Item as proposed herein, the agreement will be continued.

3) The Company has already filed Ms. Noriko Iki as an “independent director/auditor” with each financial exchange in Japan where it is listed.

4)  Although Ms. Noriko Iki serves as President of Japan Institute for Women’s Empowerment & Diversity Management, to which the Company outsources a part of its in-house trainings and pays the membership fee, since the amount of outsourcing fee paid to the said institute accounts for less than 1% of the consolidated selling, general and administrative expenses of the Company, the said institute is not a specified associated service provider of the Company. The annual membership fee paid to the said institute by the Company is 640 thousand yen.

Item 3	Election of Two (2) Audit & Supervisory Board Members

At the conclusion of the 95th General Meeting of Shareholders, the term of office of Audit & Supervisory Board Member Mr. Yutaka Takeuchi ends, and Mr. Katsunori Nagayasu will resign. The Board of Directors proposes that two (2) Audit & Supervisory Board Members be elected. The candidates for Audit & Supervisory Board Members are set forth below.

The submission of this proposal has been consented to by the Audit & Supervisory Board. Mr. Hiroshi Yoshikawa is a candidate for Outside Audit & Supervisory Board Member.

Candidate for Audit & Supervisory Board Member

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
1	[New Candidate] Masato Matsuno (May 29, 1957)	April 1981:	Joined SMI	5,006
		October 2012:	Executive Officer and Head of Division, General Administration Division of the Company
		April 2015:	Managing Executive Officer and Head of Division, General Administration Division of the Company
		April 2016:	Managing Executive Officer and Head of Office, Osaka Office
Assumed current position as Executive Officer and Advisor to the President of the Company in April 2019

(Note)

Concerning the candidate’s liability under Article 423, Paragraph 1 of the Companies Act, the Company intends to conclude an agreement with Mr. Masato Matsuno that limits his liability to the greater of the amount stipulated in Article 425, Paragraph 1 of the Companies Act or twenty million (20,000,000) yen, as long as he acts unknowingly and is not grossly negligent in performing his duties, upon approval of this Item as proposed herein.

Name (date of birth)		Brief personal history (with material concurrent positions)		Number of shares of the Company owned
2	[New Candidate] [Outside Audit & Supervisory Board Member] [Independent Director/Auditor] Hiroshi Yoshikawa (June 30, 1951)	February 1993:	Professor of Faculty of Economics, The University of Tokyo	0
		April 1996:	Professor of Graduate School of Economics, The University of Tokyo
		October 2009:	Dean of Graduate School of Economics, The University of Tokyo
		October 2011:	Professor of Graduate School of Economics, The University of Tokyo
		April 2016:	Professor of Faculty of Economics, Rissho University
Assumed current position as Professor Emeritus of The University of Tokyo in June 2016 and President of Rissho University in April 2019

- Reasons for the election as Outside Audit & Supervisory Board Member

The Board of Directors has proposed the election of Mr. Hiroshi Yoshikawa as an Outside Audit & Supervisory Board Member because it believes that he is well-qualified for the position by his deep insight he accumulated as a university professor and his ample experience as President of Rissho University and Dean of the Graduate School of Economics of The University of Tokyo, notwithstanding the fact that he does not have experience participating in corporate management.

(Notes)

1)  Concerning the candidate’s liability under Article 423, Paragraph 1 of the Companies Act, the Company intends to conclude an agreement with Mr. Hiroshi Yoshikawa that limits his liability to the greater of the amount stipulated in Article 425, Paragraph 1 of the Companies Act or twenty million (20,000,000) yen, as long as he acts unknowingly and is not grossly negligent in performing his duties, upon approval of this Item as proposed herein.

2) The Company has already filed Mr. Hiroshi Yoshikawa as a candidate for “independent director/auditor” with each financial exchange in Japan where it is listed.

3)  Although Mr. Hiroshi Yoshikawa engaged in the execution of business of The University of Tokyo, to which the Company makes donations, he currently does not engage in the execution of business of the university. Furthermore, the university is not a specified associated service provider of the Company. The Company donates eighteen million (18,000,000) yen annually for corporate sponsored research program in the School of Engineering at The University of Tokyo.

(For reference)

If Items 2 and 3 are approved as proposed herein, Outside Directors and Audit & Supervisory Board Members (Non-executive Members of the Board) who undertake a role of supervising and monitoring Executive Directors will account for one-half (10 out of 20) of the attendees at the Meetings of the Board of Directors of the Company, and Outside Directors and Outside Audit & Supervisory Board Members will account for more than one third (7 out of 20) of the attendees, after this General Meeting of Shareholders. The Company will thus ensure sufficient consideration from diverse perspectives and objective decision-making by the Board of Directors.

Candidate No.				Name		Position
Attendees at the Meeting of the Board of Directors	Directors	Item 2	1	Kosei Shindo		Representative Director and Chairman
			2	Eiji Hashimoto		Representative Director and President
			3	Shinji Tanimoto		Representative Director and Executive Vice President
			4	Shinichi Nakamura		Representative Director and Executive Vice President
			5	Akihiko Inoue		Representative Director and Executive Vice President
			6	Katsuhiro Miyamoto		Representative Director and Executive Vice President
			7	Akio Migita		Representative Director and Executive Vice President
			8	Shin Nishiura		Managing Director
			9	Atsushi Iijima		Managing Director
			10	Yutaka Andoh		Managing Director
			11	Mutsutake Otsuka	Non-executive	Outside Director
			12	Ichiro Fujisaki	Non-executive	Outside Director
			13	Noriko Iki	Non-executive	Outside Director
	Audit & Supervisory Board Members	Item 3	1	Masato Matsuno	Non-executive	Senior Audit & Supervisory Board Member
				Atsuhiko Yoshie	Non-executive	Senior Audit & Supervisory Board Member
				Masato Tsuribe	Non-executive	Audit & Supervisory Board Member
				Hiroshi Obayashi	Non-executive	Outside Audit & Supervisory Board Member
				Jiro Makino	Non-executive	Outside Audit & Supervisory Board Member
				Seiichiro Azuma	Non-executive	Outside Audit & Supervisory Board Member
			2	Hiroshi Yoshikawa	Non-executive	Outside Audit & Supervisory Board Member

(Note)	: New candidate : Outside Director/Outside Audit & Supervisory Board Member
: Independent Director/Auditor Non-executive: Non-executive Member of the Board

Exercise of Voting Rights via the Internet

Those who are unable to attend the General Meeting of Shareholders can exercise their voting rights via the Internet.

Please exercise your voting rights according to the following instructions.

Deadline for exercising voting rights via the Internet: 5 p.m., Monday, June 24, 2019 (JST)

Internet Voting Website: (https://www.web54.net)

Please access the website given above and enter your “voting right exercise code” and “password” indicated in the Voting Rights Exercise Form. Please follow the instructions that appear on the display and indicate whether you are for or against each Item.

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Business Report

94th Term: From April 1, 2018 to March 31, 2019

1.	Current Situations of the NIPPON STEEL Group

(1) Progress and Results of Business Operations and Tasks Ahead

General Review

The global economy as a whole showed gradual growth during fiscal year 2018, with ongoing economic growth in the United States and a continued stable economic trend in emerging countries in general, while China’s economy showed some signs of a slowdown. The Japanese economy continued its modest recovery, with ongoing improvement in the employment environment and an increase in capital investment.

Domestic demand for steel remained solid in areas such as the automotive industry, and the overall demand for steel overseas increased. The domestic market remained strong in general on the back of solid demand and, the overseas market as a whole also remained firm despite a temporary decline in the third quarter.

In this business environment, the Nippon Steel Corporation (NIPPON STEEL) Group carried out various measures that were devised in its 2020 Mid-Term Management Plan established in March 2018. These measures were in line with the following five initiatives that were identified as activities to be tackled in the medium to long term: delivering materials and solutions responsive to changes in society and industry; strengthening and expanding the global business; continuing to strengthen “manufacturing capabilities” of domestic mother mills; utilizing advanced IT in steelmaking processes; and contributing to the achievement of a sustainable society (SDGs).

Business Segment Review

The NIPPON STEEL Group’s business segments each put forth utmost management effort to generate results while responding to the changing business environment.

The Chemicals segment and New Materials segment were merged to form the Chemicals and Materials segment after Nippon Steel Chemical & Material Co., Ltd. was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd.

• Steelmaking and Steel Fabrication

The Steelmaking and Steel Fabrication segment strived to rebuild its “strength in manufacturing” and “strength in sales and marketing” and restore its profit base, with safety as the foremost priority.

In Japan, NIPPON STEEL continued to work on building optimal production frameworks, which included Wakayama Works’ shift to advanced blast furnace and Yawata Works’ construction of new continuous casting facilities. NIPPON STEEL also carried out ongoing initiatives to maintain and increase the soundness of facilities through the introduction of the latest facilities and refurbishing of existing facilities. Relining of a blast furnace at Hokkai Iron & Coke Corporation, which handles the Muroran Works’ upstream processes, and of a coke oven at the Nagoya Works are among these initiatives. The decline in Japan’s working population was also addressed with activities to secure enough workers and to ensure succession to the next generation. They included promotion of diversity in hiring, succession of technical skills from a long-term perspective, personnel development measures, labor-saving measures (use of IT and automation) to cope with the worker shortage caused by the decline in the population, more stable production, and an increase in productivity.

Concerning overseas operations, NIPPON STEEL focused on deploying management resources in markets showing steady growth in demand and fields where it can apply the strengths of its technology and products, seeking to contribute to self-sufficient production in the countries concerned and increasing the profitability of its own overseas businesses at the same time. Since fiscal year 2018, NIPPON STEEL has carried out and still continues proceedings for the joint acquisition of Essar Steel India Limited, an integrated blast furnace steelmaker in India, with ArcelorMittal to secure an integrated steelworks base in the growing Asian market. Upon completion of the acquisition, NIPPON STEEL and AcelorMittal will be able to capitalize on India’s growing steel demand in the medium- to long-term as a steel manufacturer with an integrated steelworks facility in India.

Ongoing initiatives were also carried out to strengthen the group’s business structure. Nisshin Steel Co., Ltd. was made a wholly-owned subsidiary in January 2019 and the NIPPON STEEL Group’s stainless steel business was restructured in April by reorganizing and integrating the stainless steel sheet business and the welded stainless steel pipe business, with the aim of further enhancing the competitiveness of these businesses. In the special steel business, Sanyo Special Steel Co., Ltd. became a subsidiary of NIPPON STEEL in March and Ovako AB, a Swedish special steel manufacturer that became a wholly-owned subsidiary of NIPPON STEEL last June, was again made into a wholly-owned subsidiary of Sanyo Special Steel. These changes are intended to enhance the technological strength and cost competitiveness of our bearing steel and other special steel products.

The Steelmaking and Steel Fabrication segment expanded the provision of solutions, such as in material development and processing technology, to address increasingly diversified, advanced changes in society and industries. In addition to the development of advanced materials, NIPPON STEEL has proposed new potentials for steel in a variety of fields. Examples include NSafeTM-AutoConcept, a new concept for next-generation vehicle structures that realizes a reduction in automobile body weight and the enhancement in collision safety by combining parts structure with processing technologies; COR-TENTM, a material with four to eight times the weather resistance of conventional steel, which was adopted in the Second Torii Gate of Izumo Taisha Grand Shrine; and SMart BEAMTM, a lightweight welded steel H-beam that achieves a significant reduction in the weight of steel materials, adoption of which is increasing in construction of roadside convenience stores.

Concerning the promotion of world-leading technology development, at the 65th Okochi Awards, which recognizes outstanding achievements in fields such as production engineering, NIPPON STEEL won the Okochi Memorial Production Award for its “development of an ultra-high-tensile material for bridge cables that will reduce impact on the environment.” NIPPON STEEL also received two awards at the traditional and prestigious 51st Ichimura Awards, which recognize technical developers who have contributed to progress in science and technology and advancements in industries. Specifically, they were the Ichimura Prize in Industry for Distinguished Achievement for the “development of thick, high-ductility steel plates to improve safety in collisions between boats,” and the Ichimura Prize in Industry against Global Warming for Distinguished Achievement for the “development of high-strength stainless steel for high-pressure hydrogen to accelerate initiatives to achieve a hydrogen society.”

With regard to environmental initiatives, NIPPON STEEL has been contributing to the conservation of energy, the reduction of CO2 emissions, and the building of a recycling-oriented society. In fiscal year 2018 NIPPON STEEL achieved a total of three million tons on an accumulated basis of plastic recycling using its method of converting raw chemical materials in coke ovens that was launched in 2000. This has resulted in a reduction of around 9.6 million tons of CO2 emissions and prevention of around 12 million cubic meters of waste that would otherwise have been sent to landfills.

Furthermore, NIPPON STEEL also continued to strive to reduce raw material and fuel costs and improve production yield, from the perspective of cost reduction, and to seek the understanding and cooperation of its customers in adjusting steel product prices, given the surge in raw material prices and other factors. The Steelmaking and Steel Fabrication segment recorded revenue of ¥5,454.5 billion and business profit of ¥274.6 billion.

• Engineering and Construction

Nippon Steel & Sumikin Engineering Co., Ltd. (renamed Nippon Steel Engineering Co., Ltd. as of April 1, 2019) builds and operates plants in the steelworks, environmental and energy fields, and provides total engineering technology worldwide in a variety of fields such as large-scale steel structures in buildings, ultra-high-rise buildings and pipelines. In fiscal year 2018, due to a steady stream of orders received in the domestic energy field and the continued solid business environment in the domestic construction and environment-related sectors, the company achieved a high-level of orders similar to that in fiscal year 2017. Strict control of project execution led to steady progress toward project completions. As a result, the Engineering and Construction segment recorded revenue of ¥356.7 billion and business profit of ¥9.4 billion.

• Chemicals and Materials

Nippon Steel Chemical & Material Co., Ltd. was formed through a merger of two group companies in October 2018. The company continued to perform well in both the domestic and overseas markets with its needle coke, the mainstay of its coal tar chemicals business, due to ongoing demand for graphite electrode materials. In the chemicals business, styrene monomer prices fell briefly due to a price decrease and a weaker supply and demand balance for crude oil, but prices are now on a recovery trend. In the functional materials business, some signs of weakness were seen in sales of materials for smartphones and semiconductors, but steady sales were achieved in resists for LCDs, organic EL materials and metal foils. The composite materials business achieved its record-high sales due to a growth in sales of carbon fiber composite materials for the civil engineering and construction fields, primarily in the areas of repairs and reinforcements. The Chemicals and Materials segment posted revenue of ¥247.0 billion and business profit of ¥25.0 billion.

• System Solutions

NS Solutions Corporation (renamed Nippon Steel Solutions Co., Ltd. as of April 1, 2019) provides advanced solution services and other comprehensive solutions in the planning, configuration, operation, and maintenance of IT systems for clients in a wide range of business fields. During fiscal year 2018, against the backdrop of robust system investments stemming mainly from customers’ advanced operational needs, the company’s business environment continued to be favorable. In addition to developing safe, protective solutions at factories and other work sites that make use of IoT technology and developing platforms to analyze data based on AI technology, NS Solutions proceeded proactively in making changings to the company’s systems following the corporate name change to Nippon Steel Corporation and the reorganization of the group. The System Solutions segment recorded revenue of ¥267.5 billion and business profit of ¥26.5 billion.

• Revenue and Profit

NIPPON STEEL has prepared consolidated financial statements (consolidated results) for the fiscal year ending March 31, 2019 onwards in accordance with the International Financial Reporting Standards (IFRS) for purposes such as to increase corporate value through enhancement of global business development and improve international comparability of financial information in capital markets.

Consolidated results for fiscal year 2018 were mainly affected by natural disasters such as heavy rains and typhoons, an overall cost increase, stemming from a surge in prices of primary raw materials, rises in costs of commodity materials, other material procurement costs, and distribution costs, and by the negative impact of differences in inventory evaluations by NIPPON STEEL and its group companies. Meanwhile, in addition to corporate-wide efforts to implement measures to stabilize facilities and operations and the steady execution of cost reduction measures, positive factors included an improvement in steel product prices, driven mainly by a rise in overseas markets, especially in the first half of fiscal year 2018, and profit improvement in business segments other than Steelmaking and Steel Fabrication. As a result, NIPPON STEEL posted revenue of ¥6,177.9 billion, business profit of ¥336.9 billion and profit for the year attributable to owners of the parent of ¥251.1 billion.

An overview of the revenue and business profit of each business segment in fiscal year 2018 is as follows:

Revenue and Business Profit by Business Segment

(Billions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Chemicals and materials	System solutions	Adjustments	Consolidated total
Revenue	5,454.5	356.7	247.0	267.5	(147.8)	6,177.9
Business profit	274.6	9.4	25.0	26.5	1.1	336.9

Non-consolidated financial result for fiscal year 2018 was net sales of 3,562.2 billion yen, operating profit of 25.1 billion yen, ordinary profit of 112.3 billion yen and profit of 145.3 billion yen.

Assets, Liabilities, and Equity

Consolidated total assets as of March 31, 2019 were ¥8,049.5 billion, an increase of ¥293.3 billion as compared to as of March 31, 2018. This increase was primarily due to a rise in trade and other receivables of ¥136.2 billion, the inventories of ¥167.2 billion and property, plant and equipment of ¥122.8 billion mainly resulting from acquisition of Sanyo Special Steel Co., Ltd. and Ovako AB, which offset a decrease in other financial assets (non-current) of ¥194.9 billion caused by a fair value decrease and sales of investment securities.

Consolidated total liabilities as of March 31, 2019 were ¥4,442.1 billion, an increase of ¥210.9 billion as compared to as of March 31, 2018. This increase was primarily due to a rise in interest-bearing liabilities of ¥211.4 billion, from ¥2,157.7 billion as of March 31, 2018 to ¥2,369.2 billion as of March 31, 2019.

Consolidated total equity as of March 31, 2019 was ¥3,607.3 billion, an increase of ¥82.4 billion as compared to as of March 31, 2018. This increase was primarily due to profit for the year attributable to owners of the parent of ¥251.1 billion and disposals of treasury stock of 73.3 billion, which offset a decrease in fair value of financial assets measured at fair value through other comprehensive income of ¥86.6 billion, foreign exchange differences on translation of foreign operations of 60.5 billion and dividends of ¥70.7 billion. As a result, total equity attributable to owners of the parent at the end of fiscal 2018 amounted to ¥3,230.7 billion, and the ratio of interest-bearing debt to total equity attributable to owners of the parent (D/E ratio) was 0.73 times.

Dividends

NIPPON STEEL’s basic profit distribution policy is to pay dividends from distributable funds at the end of the first half (interim) and second half (year-end) of the fiscal year, in consideration of the consolidated operating results and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects, while also considering the financial structure of the Company on both consolidated and non-consolidated bases.

The Company has adopted a consolidated annual payout ratio target of around 30% as the benchmark for the “payment of dividends from distributable funds in consideration of the consolidated operating results.”

The level of the first-half dividend is determined based on consideration of interim performance figures and forecasts for the full fiscal year performance.

Concerning dividend distribution, in accordance with the basic profit distribution policy described above, NIPPON STEEL paid a dividend of ¥40 per share for the end of the first half (interim). Regarding the fiscal year-end dividend, following the previously stated policy and as announced at the time of third quarter performance result (February 6, 2019), the Company now proposes to distribute a year-end dividend payment of ¥40 per share (bringing the dividend for the full year to ¥80 per share and representing a consolidated payout ratio of 28.4%).

Tasks Ahead

• Outlook for Operations in Fiscal Year 2019

NIPPON STEEL anticipates that the overall global economy will continue to grow moderately, as the government in China has been focusing on implementing various measures to support its economy and the United States is likely to sustain stable economic conditions. The Japanese economy is also expected to maintain its recovery, supported by further improvements in the employment environments.

In Japan, demand for steel and steel market prices are forecast to remain firm. While overseas steel demand and market conditions remain strong at present, there is a risk of economic downturn depending on the success or failure of economic measures by the Chinese government and the direction taken regarding the US-China trade issues. Developments will require close monitoring.

NIPPON STEEL is unable at this time to establish reasonably accurate earnings estimates for fiscal year 2019. This is due to ongoing initiatives to secure appropriate margins that enable us to sustain business, and the fact that NIPPON STEEL is under negotiation with customers regarding possible improvement of steel product prices, in light of the impacts of increased costs, stemming from a rise in prices of primary raw materials as well as rises in costs of commodity materials, other material procurement, and distribution. We will disclose earnings forecasts when reasonable estimates become possible.

Through the execution of the 2020 Mid-Term Management Plan, the NIPPON STEEL Group will continue to forge manufacturing capabilities in its Japanese mother mills while addressing megatrends sparked by major social and industrial changes such as rapid innovation in IT, automakers’ growing need for lighter and stronger vehicles and a shift to electric and other new energy vehicles. NIPPON STEEL is also striving to advance towards its aim of being “the best steelmaker with world-leading capabilities” by further improving its capabilities through tireless pursuit of three elements — technological innovation, cost competitiveness, and global reach — and by “creating the value of steel.”

While NIPPON STEEL achieved a certain level of consolidated results in fiscal year 2018, its non-consolidated results have stayed at a low level in the last few years, and we recognize that we need to rebuild and strengthen our profit base. With many of its steelworks, which began operation during Japan’s postwar high economic growth period, celebrating a 50-year milestone of their operation, and with a generation change under way in its workforce, NIPPON STEEL intends to overcome a major structural reform, which may be described as its second foundation stage, and restore its profit base in order to secure appropriate sales prices to secure appropriate margins that enable us to sustain business.

Specifically, in addition to the steady execution of various measures set out in the Mid-Term Management Plan, which are aimed at rebuilding NIPPON STEEL’s “strength in manufacturing” and enhancing its “strength in marketing and sales,” we will further enhance asset compression measures and raise the efficiency of capital investment to reinforce the plan, while promoting drastic measures to strengthen our profit base.

As approved by shareholders at the General Meeting of Shareholders in the previous year, the Company, effective April 2019, changed its trade name to NIPPON STEEL CORPORATION. Inheriting what biologists call “hybrid vigor,” we will move forward and grow in the world market, as a global steelmaker with origins in Japan.

NIPPON STEEL wishes to take this opportunity to ask its shareholders for their understanding of the aforementioned circumstances and for their continued support.

(For reference) Progress of the 2020 Mid-Term Management Plan

In the 2020 Mid-Term Management Plan, the Group designated “Delivering materials and solutions to address changes in society and industry,” “Strengthening and expanding its global business,” “Continuing to strengthen ‘manufacturing capabilities’ of domestic mother mills,” “Utilizing advanced IT in steelmaking processes” and “Contributing to the achievement of a sustainable society (SDGs)” as initiatives to work on, and has been engaged in on various measures.

Legend Done Plan 1. Delivering Materials and Solutions to Address Changes in Society and Industry 2020 Mid-Term Management Plan Theme ~Fiscal 2017 Fiscal 2018 Fiscal 2019 Fiscal 2020 Fiscal 2021~ Responding to needs for steel of lighter weight and multi-materials Newly created the Automotive Material Planning Department Newly created the Integrated Steel Solution Research Laboratory Established NIPPON STEEL Chemical & Material Co., Ltd. Announcement of NSafe®-AutoConcept Needs for weight reductions, miniaturization, greater reliability and the like are causing the requirements for properties of materials to become more diverse and advanced. Amid such circumstances, NIPPON STEEL is developing materials that address evolving customer needs and expanding its offer of solutions in areas such as application and processing technologies. 2. Global Business Development and Domestic Business Restructuring 2020 Mid-Term Management Plan Action ~Fiscal 2017 Fiscal 2018 Fiscal 2019 Fiscal 2020 Fiscal 2021~ Joint acquisition of Essar Steel India Limited (Joint acquisition with ArcelorMittal (AM)) Conclusion of basic agreement with AM AM declared as successful applicant Joint acquisition proceedings in progress Making Nisshin Steel Co., Ltd. a wholly owned subsidiary Consolidation as a subsidiary Consolidation as a wholly owned subsidiary of NIPPON STEEL Restructuring and strengthening of stainless steel business Restructuring and strengthening of stainless steel sheet business Established NIPPON STEEL Stainless Steel Corporation Restructuring and strengthening of welded stainless steel pipe & tube business Established NIPPON STEEL Stainless Steel Pipe Co., Ltd. Restructuring and strengthening of special steel business Acquisition of Ovako AB Consolidation as a wholly owned subsidiary of NIPPON STEEL Sanyo Special Steel Co., Ltd. made Ovako its wholly owned subsidiary Consolidation of Sanyo Special Steel Co., Ltd. as a subsidiary Consolidation as a subsidiary of NIPPON STEEL

3. Continuing to Strengthen “Manufacturing Capabilities” of Domestic Mother Mills 2020 Mid-Term Management Plan Action ~Fiscal 2017 Fiscal 2018 Fiscal 2019 Fiscal 2020 Fiscal 2021~ Wakayama Works Blast furnace/steelmaking Introduce advanced blast furnace Ceased operation of No. 5 blast furnace, started operation of new No. 2 blast furnace Cease operation of steelmaking mill of Nippon Steel Structural Shapes Corporation Planned to cease operation Yawata Works * Integrate steelmaking mills Advanced continuous caster (Tobata area) Planned to start operation Cease operations of Kokura No. 2 blast furnace/steelmaking mill (Kokura area) Planned to cease operation Muroran Works Refurbishment of No. 2 blast furnace of Hokkai Iron & Coke Corporation Planned to be completed Coke Kimitsu Works Upgrading of No. 5 coke oven Started operation Muroran Works Upgrading of No. 5 coke oven of Hokkai Iron & Coke Corporation Planned to start operation Nagoya Works Upgrading of No. 3 coke oven Planned to start operation Kimitsu Works (Tokyo area) Pipes & tubes Cease the seamless pipe & tube mill operation Planned to cease operation Transfer production to Wakayama Works (Kainan area) Kashima Works Cease the large-diameter pipe & tube mill operation Planned to cease operation Transfer production to Kimitsu Works 4. Utilizing Advanced IT in Steelmaking Processes 2020 Mid-Term Management Plan Theme ~Fiscal 2017 Fiscal 2018 Fiscal 2019 Fiscal 2020 Fiscal 2021~ Utilizing advanced IT Newly created the Advanced Application Technology Planning Department NIPPON STEEL is actively deploying advanced IT, including AI and IoT, aiming to create safe and competitive manufacturing frontlines, achieve stability in production stability, improvement in product quality through preventative maintenance, and achieve sophistication in business operations. Newly created the Intelligent Algorithm Center Start of Company-wide Safety Support Project (Smartphone-based safety support for manufacturing frontlines) Introduction of NS-DIG® (Data analysis and AI development platform) 5. Contributing to the Achievement of a Sustainable Society (SDGs) 2020 Mid-Term Management Plan Theme ~Fiscal 2017 Fiscal 2018 Fiscal 2019 Fiscal 2020 Fiscal 2021~ Contributing to the achievement of a sustainable society (SDGs) The NIPPON STEEL Group’s corporate philosophy is “The NIPPON STEEL Group will pursue world-leading technologies and manufacturing capabilities, and contribute to society by providing excellent products and services.” Through its steelmaking, the NIPPON STEEL Group promotes various measures aimed at the achievement of a sustainable society. Creation of video of life cycle assessment (LCA) that examines ecological friendliness through steel lifecycle Selected for stock indices for ESG investment (FTSE 4Good Index Series, FTSE Blossom Japan Index) Recycled a cumulative total of three million tons of plastic Opening of 24 hour in-house nursery in Hirohata Works (Fifth center of its type, following those in Oita, Kimitsu, Yawata, and Nagoya) Trial implementation of teleworking Start of discussion regarding plan to raise mandatory retirement age to 65

6. Progress of profit and financial targets and shareholder return

	Fiscal year 2018 (Results)	Fiscal year 2020 (Targets)
Return on sales	5.5%	About 10%
Return on equity	7.9%	About 10%
D/E ratio (ratio of interest-bearing debt to total equity attributable to owners of the parent)	0.73	About 0.7
Cost improvement (non-consolidated basis)	¥44.0 bn	* ¥150.0 bn
Consolidated payout ratio	28.4%	About 30%

*	The total from fiscal year 2018 to fiscal year 2020

(2) Capital Procurement

In fiscal year 2018, there was no significant capital procurement through capital increase or issuance of bonds.

(3) Plant and Equipment Investments

Classification	Title
Major plant and equipment completed during fiscal year 2018	Renovation and expansion of No. 2 blast furnace and steelmaking equipment (Wakayama Works, NIPPON STEEL) Relining of No. 5 coke oven, including fixtures and fittings (Kimitsu Works, NIPPON STEEL)

Major ongoing plant and equipment investment during fiscal year 2018

New installation of No. 3 continuous caster (CC), including fixtures and fittings (Yawata Works, NIPPON STEEL)

Relining of No. 3 coke oven, including fixtures and fittings (Nagoya Works, NIPPON STEEL)

Relining of No. 2 blast furnace (Hokkai Iron & Coke Corporation)

(Note)

The “Renovation and expansion of No. 2 blast furnace and steelmaking equipment (Nippon Steel & Sumikin Koutetsu Wakayama Corporation)” shown in the 93rd term Business Report is shown for this term as equipment of NIPPON STEEL’s Wakayama Plant, since NIPPON STEEL merged Nippon Steel & Sumikin Koutetsu Wakayama Corporation on April 1, 2018.

(4) Transfer of Business

NIPPON STEEL, as the surviving company, merged Nippon Steel & Sumikin Koutetsu Wakayama Corporation, the extinguished company, on April 1, 2018.

NIPPON STEEL made Ovako AB (“Ovako”) its wholly-owned subsidiary on June 1, 2018, by acquiring 100% of the shares of Ovako.

NIPPON STEEL conducted a share exchange effective January 1, 2019, wherein NIPPON STEEL became the wholly-owning parent company of Nisshin Steel Co., Ltd., its wholly-owned subsidiary.

NIPPON STEEL made Sanyo Special Steel Co., Ltd. its subsidiary on March 28, 2019, by means of a capital increase through a third-party allotment of shares conducted by Sanyo Special Steel Co., Ltd. and underwritten by NIPPON STEEL. Additionally, NIPPON STEEL transferred its entire holdings of Ovako shares to Sanyo on the same date. This resulted in Ovako becoming a wholly-owned subsidiary of Sanyo Special Steel Co., Ltd.

(5) Changes in Assets and Profits/Losses

Assets and profits/losses for the current and previous fiscal terms in accordance with International Financial Reporting Standards (IFRS)

	Fiscal Term
Classification	93rd Term		94th Term (fiscal year 2018)
Crude steel production (million tons)	47.02		47.84
Revenue (billions of yen) (Overseas revenue shown in brackets)	5,712.9 [1,983.7	]	6,177.9 [2,124.7	]
Business profit (billions of yen)	288.7		336.9
Profit for the year attributable to owners of the parent (billions of yen)	180.8		251.1
Total assets (billions of yen)	7,756.1		8,049.5
Total equity attributable to owners of the parent (billions of yen)	3,136.9		3,230.7
Basic earnings per share	204.87	yen	281.77	yen
Total equity attributable to owners of the parent per share	3,554.21	yen	3,509.72	yen
Dividends per share (Interim dividends shown in brackets)	70.00 [30.00	yen yen]	*80.00 [40.00	yen yen]
Ratio of cash dividends to consolidated profit (%)	34.2		*28.4

(Notes)

(1)

Starting from the 94th term, the consolidated financial statements of NIPPON STEEL are prepared in accordance with the International Financial Reporting Standards (“IFRS”), pursuant to the provisions of Article 120, Paragraph 1 of the Rules of Corporate Accounting.

(2)	The figures for the 93rd term are provided for reference purposes.
(3)	The figures for crude steel production include production amounts of consolidated subsidiaries, in addition to NIPPON STEEL’s production.
(4)

Business profit on Consolidated Statements of Profit or Loss indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Equity in profit of unconsolidated subsidiaries and affiliates and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

(5)	The figures with asterisks (*) are values on the assumption that the proposal on appropriation of surplus for the 94th term is approved at the 95th General Meeting of Shareholders.

Assets and profits/losses for the previous fiscal terms in accordance with JGAAP

	Fiscal Term
Classification	91st Term		92nd Term		93rd Term
Crude steel production (million tons)	44.72		45.36		47.02
Net sales (billions of yen) (Overseas sales shown in brackets)	4,907.4 [1,903.8	]	4,632.8 [1,676.9	]	5,668.6 [1,960.0	]
Ordinary profit (billions of yen)	200.9		174.5		297.5
Profit attributable to owners of parent (billions of yen)	145.4		130.9		195.0
Total assets (billions of yen)	6,425.0		7,261.9		7,592.4
Net assets (billions of yen)	3,009.0		3,291.0		3,515.5
Earnings per share	158.71	yen	147.96	yen	221.00	yen
Net assets per share	3,074.28	yen	3,340.21	yen	3,563.80	yen
Dividends per share (Interim dividends shown in brackets)	18.00 [3.00	yen yen]	45.00 [—	yen ]	70.00 [30.00	yen yen]
Ratio of cash dividends to consolidated profit (%)	28.4		30.4		31.7

(Notes)

(1)	The figures for crude steel production include production amounts of consolidated subsidiaries, in addition to NIPPON STEEL’s production.
(2)

On October 1, 2015, NIPPON STEEL performed the share consolidation at the ratio of 10 shares to 1 share. Consequently, NIPPON STEEL estimates the net assets per share and earnings per share assuming that the share consolidation occurred at the start of the 91st term.

(3)

On October 1, 2015, NIPPON STEEL performed the share consolidation at the ratio of 10 shares to 1 share. The dividend per share noted for the 91st term (fiscal year 2015) is the sum of the interim dividend of 3 yen and the year-end dividend of 15 yen. Recalculating this amount of the dividend based on the share consolidation, the interim dividend would be 30 yen, so adding the year-end dividend of 15 yen, the annual dividend works out to 45 yen per share, with which the consolidated ratio of cash dividends to consolidated profit is calculated to be 28.4% for the term.

(6) Major Business Operations (as of March 31, 2019)

Business Segment	Main Products
Steelmaking and Steel Fabrication	Steel Products	Bars and shapes	Billets, rails, sheet piles, H-beams, other shapes bars, bars, bars-in-coils, wire rods, special wire rods
		Flat-rolled products	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets, tinplates, tin-free steel, hot-dipped galvanized sheets, other metallic coated sheets, pre-coated sheets, cold-rolled electrical sheets
		Pipe and tubes	Seamless, butt-welded, electric resistance-welded, electric-arc welded, cold-drawn, coated pipes and tubes, coated steel pipes
		Railway/automotive/machinery parts	Parts for railway vehicles, die-forged products, forged aluminum wheels, retarders, ring-rolled products, forged steel products
		Specialty steel	Stainless steel, machine structural carbon steel, structural alloy steel, spring steel, bearing steel, heat-resistant steel, free-cutting steel, piano wire rods, high tensile strength steel
		Secondary steel products	Steel and synthetic segments, NS-BOX, metro deck, PANZERMAST, vibration-damping sheets and plates, structural steel sheet members, columns, welding materials, drums, bolts/nuts/washers, wire products, OCTG accessories, building and civil engineering materials
	Pig iron, steel ingots and others		Steelmaking pig iron, foundry pig iron, steel ingots, iron and steel slag products, cement, foundry coke
	Businesses incidental to Steelmaking and Steel Fabrication		Design/maintenance/installation of machines/electrical equipment/measurement apparatuses, marine transport, port/harbor transport, land transport, loading/unloading, warehousing, packaging, material testing/analysis, measurement of working environments, surveys on technical information, operation and management of facilities, security services, services related to payment of raw materials, iron-and steelmaking plant construction engineering, operating assistance, steelmaking know-how provision, rolls
	Others		Rolled titanium products, power supply, real estate, services and others
Engineering and Construction	Iron and steelmaking plants, industrial machinery and equipment, industrial furnaces, resources recycling and environment restoration solutions, environmental plants, waterworks, energy facilities and plants, chemical plants, storage tanks, on-land and offshore pipelines laying works, energy-related solutions, offshore structure fabrication/construction, civil engineering work, building construction, steel-structure construction, trusses, standardized buildings products, base-isolation and vibration-control devices
Chemicals and Materials	Pitch coke, pitch, naphthalene, phthalic anhydride, carbon black, styrene monomer, bisphenol A, styrene resin, epoxy resin, adhesive-free copper-clad laminated sheet for flexible printed circuit boards, liquid crystal display materials, organic EL materials, UV/thermosetting resins, rolled metallic foils, semiconductor bonding wire and microballs, fillers for semiconductor encapsulation materials, carbon-fiber composite products, metal catalyst carriers for cleaning automotive emissions
System Solutions	Computer systems engineering and consulting, outsourcing and other services using IT

(7)	Major Plants, Research Laboratories, Head Office, Office, Marketing Branches and Overseas Offices (as of March 31, 2019)

Plants	Kashima Works (Kashima), Kimitsu Works (Kimitsu / Itabashi-ku, Tokyo), Nagoya Works (Tokai), Wakayama Works (Wakayama / Kainan / Sakai), Hirohata Works (Himeji), Yawata Works (Kitakyushu), Oita Works (Oita, Hikari), Muroran Works (Muroran), Kamaishi Works (Kamaishi), Amagasaki Works (Amagasaki), Osaka Steel Works (Osaka), Naoetsu Works (Joetsu)

Research Laboratories

Steel Research Laboratories, Advanced Technology Research Laboratories, Process Research Laboratory (Located in Futtsu, Amagasaki, Kamisu)

R&D laboratories (Located within Steelworks of Muroran, Kashima, Kimitsu, Nagoya, Hirohata, Yawata, Oita)

Head Office, Office and Marketing Branches

Head Office (Chiyoda-ku, Tokyo)

Osaka Office (Osaka)

Hokkaido Marketing Branch (Sapporo), Tohoku Marketing Branch (Sendai), Niigata Marketing Branch (Niigata), Hokuriku Marketing Branch (Toyama), Ibaraki Marketing Branch (Mito), Nagoya Marketing Branch (Nagoya / Tokai), Chugoku Marketing Branch (Hiroshima), Shikoku Marketing Branch (Takamatsu), Kyushu Marketing Branch (Fukuoka)

Overseas Offices

Nippon Steel & Sumitomo Metal European Office (Germany),

Nippon Steel & Sumitomo Metal Dubai Office (UAE),

NIPPON STEEL & SUMITOMO METAL Consulting (Beijing) Co., Ltd. (Beijing, Shanghai, Guangzhou)

NIPPON STEEL & SUMITOMO METAL U.S.A., INC. (USA),

NIPPON STEEL & SUMITOMO METAL Empreendimentos Siderurgicos Ltda. (Brazil),

NIPPON STEEL & SUMITOMO METAL Australia Pty. Limited (Australia),

PT. NIPPON STEEL AND SUMITOMO METAL INDONESIA (Indonesia),

NIPPON STEEL & SUMITOMO METAL VIETNAM COMPANY LIMITED (Vietnam)

NIPPON STEEL & SUMITOMO METAL Southeast Asia Pte. Ltd. (Singapore),

NIPPON STEEL & SUMITOMO METAL (Thailand) Co., Ltd. (Thailand),

NIPPON STEEL & SUMITOMO METAL India Private Limited (India)

(Notes)

(1)	Overseas Offices include local subsidiaries.
(2)	See “(9) Principal Subsidiaries and Affiliates” for a listing of major subsidiaries and their locations.
(3)	In conjunction with the change of trade name of NIPPON STEEL, its overseas offices (corporate entities) have also started changing their trade names from April 1, 2019.

(8) Employment Data (as of March 31, 2019)

1) NIPPON STEEL Group

Business Segment	Number of employees
Steelmaking and Steel Fabrication	91,694 [18,774]
Engineering and Construction	4,616 [631]
Chemicals and Materials	3,014 [710]
System Solutions	6,472 [49]
Total	105,796 [20,164]

(Notes)

(1)	Number of employees represents the number of employees engaged in each business at NIPPON STEEL and its subsidiaries.
(2)	Temporary workers are not included. Numbers of temporary workers (average number of temporary workers employed during fiscal year 2018) are shown in brackets.

2) NIPPON STEEL

Number of employees	Average age	Average number of years employed
26,570 [4,228] employees	37.2 years old	15.1 years

(Note)

Temporary workers are not included. Number of temporary workers (average number of temporary workers employed during fiscal year 2018) is shown in brackets.

(9) Principal Subsidiaries and Affiliates (as of March 31, 2019)

Steelmaking and Steel Fabrication

Company (Location of head office)	Paid-in capital	Shareholding Ratio	Business content
[Subsidiaries]	Million yen	%
Sanyo Special Steel Co., Ltd. (Himeji)	53,800	*50.3	Makes and markets special steel products
Nisshin Steel Co., Ltd. (Chiyoda-ku, Tokyo)	30,000	100.0	Makes and markets ordinary steel, stainless steel and specialty steel
Nippon Steel & Sumikin Coated Sheet Corporation (Chuo-ku, Tokyo)	12,588	100.0	Makes and markets galvanized sheets, prepainted galvanized sheets, coated sheets, and construction materials
Osaka Steel Co., Ltd. (Osaka)	8,769	*60.9	Makes and markets shapes, bars, and billets
Nippon Steel & Sumikin Metal Products Co., Ltd. (Koto-ku, Tokyo)	5,912	100.0	Makes and markets structural materials for buildings and civil engineering work, prepainted galvanized sheets, steelmaking fluxes, and CC powders
Nippon Steel & Sumikin Pipe Co., Ltd. (Chiyoda-ku, Tokyo)	5,831	100.0	Makes, coats and markets steel pipes and tubes
Krosaki Harima Corporation (Kitakyushu)	5,537	*42.9	Makes, markets and constructs refractories
Nippon Steel & Sumikin Texeng Co., Ltd. (Chiyoda-ku, Tokyo)	5,468	100.0	Conducts engineering, maintenance, and operations relating to machinery, electrical instrumentation, systems, and construction for steel-production and other facilities
Nippon Steel & Sumikin Stainless Steel Corporation (Chiyoda-ku, Tokyo)	5,000	100.0	Makes and markets stainless steel
Nippon Steel & Sumikin Logistics Co., Ltd. (Chuo-ku, Tokyo)	4,000	100.0	Undertakes ocean and land transportation and warehousing
Nippon Steel & Sumikin SG Wire Co., Ltd. (Chiyoda-ku, Tokyo)	3,634	100.0	Makes and markets bars and wire rods
Geostr Corporation (Bunkyo-ku, Tokyo)	3,352	*42.0	Makes and markets concrete and metal products for civil engineering and building construction work
Nippon Steel and Sumikin Welding Co., Ltd. (Koto-ku, Tokyo)	2,100	100.0	Makes and markets welding materials and apparatuses
Nippon Steel & Sumikin Drum Co., Ltd. (Koto-ku, Tokyo)	1,654	100.0	Makes and markets drums
Nippon Steel & Sumikin Blast Furnace Slag Cement Co., Ltd. (Kitakyushu)	1,500	100.0	Makes and markets cement and steelmaking slag and calcined lime products
Nippon Steel & Sumikin Cement Co., Ltd. (Muroran)	1,500	85.0	Makes and markets cement
Nippon Steel & Sumikin Finance Co., Ltd. (Chiyoda-ku, Tokyo)	1,000	100.0	Engages in the Group’s financing operations
Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd. (Koga)	916	100.0	Makes and markets stainless-steel pipes

Company (Location of head office)	Paid-in capital	Shareholding Ratio	Business content
Nippon Steel & Sumikin Steel Wire Co., Ltd. (Seki)	697	51.0	Makes and markets secondary products using bars and wire rods
Nippon Steel & Sumikin Eco-Tech Corporation (Chuo-ku, Tokyo)	500	*84.2	Designs, builds, operates, maintains, and manages water-treatment and other systems; designs civil-engineering projects; and performs environmental and chemical analysis
Nippon Steel & Sumikin Bolten Corporation (Osaka)	498	85.0	Makes and markets high-tension bolts, etc.
Nippon Steel & Sumikin Shapes Corporation (Wakayama)	400	100.0	Makes and markets H-beams
NIPPON STEEL AND SUMIKIN TUBOS DO BRASIL LTDA. (Rio de Janeiro, Brazil)	R$2,002 million	*100.0	Markets seamless steel pipe
NS-Siam United Steel Co., Ltd. (Rayong State, Thailand)	THB 13,007 million	80.2	Makes and markets cold-rolled sheets and galvanized sheets
National Pipe Company Limited (Eastern Province, Saudi Arabia)	SAR 200 million	*51.0	Makes and markets primarily steel line pipes
Standard Steel, LLC (Pennsylvania, U.S.A.)	US$ 47 million	*100.0	Makes and markets railway wheels and axles
NIPPON STEEL & SUMITOMO METAL U.S.A., INC. (New York, U.S.A.)	US$ 40 million	100.0	Invests companies in North American region focusing on U.S. and gathers information
PT. PELAT TIMAH NUSANTARA TBK. (Jakarta, Indonesia)	US$ 26 million	35.0	Makes and markets tinplate
NIPPON STEEL & SUMITOMO METAL (Thailand) Co., Ltd. (Bangkok, Thailand)	THB 718 million	100.0	Gathers information in Asian region focusing on Thailand
NIPPON STEEL & SUMITOMO METAL Australia Pty. Limited (New South Wales, Australia)	A$ 21 million	100.0	Participates in mine development in Australia and gathers information
NIPPON STEEL & SUMIKIN Steel Processing (Thailand) Co., Ltd. (Rayong State, Thailand)	THB 571 million	*66.5	Makes and markets cold-heading wire and cold-finished bars
Ovako AB (Stockholm, Sweden)	Euro 60 thousand	*100.0	Makes and markets special steel and secondarily processed products

Company (Location of head office)	Paid-in capital	Shareholding Ratio	Business content
[Companies accounted for using the equity method]	Million yen	%
Godo Steel, Ltd. (Osaka)	34,896	*15.2	Makes and markets shapes, rails, bars, billets and wires
Topy Industries Ltd. (Shinagawa-ku, Tokyo)	20,983	*20.3	Makes and markets shapes, bars, and industrial machine parts
Kyoei Steel Ltd. (Osaka)	18,515	25.8	Makes and markets shapes, steel bars, and billets; processes and markets steel
Nippon Steel & Sumikin Bussan Corporation (Minato-ku, Tokyo)	16,389	*35.0	Markets, imports and exports steel, industrial machinery and infrastructures, textiles, foods, and other products
Nippon Denko Co., Ltd. (Chuo-ku, Tokyo)	11,026	*20.9	Makes and markets ferroalloy/functional materials, environmental business and electric supply business
Nichia Steel Works, Ltd. (Amagasaki)	10,720	22.6	Makes and markets bolts and wire products
NS United Kaiun Kaisha, Ltd. (Chiyoda-ku, Tokyo)	10,300	32.8	Undertakes ocean transportation
Unipres Corporation (Yokohama)	10,136	16.3	Manufactures and sell automotive parts
Osaka Titanium technologies Co., Ltd. (Amagasaki)	8,739	23.9	Makes and markets metal titanium, polysilicon, high-functioning materials developed from titanium and silicon for new applications
Nippon Coke & Engineering Company Limited (Koto-ku, Tokyo)	7,000	21.7	Markets coal; makes and markets coke
Japan Casting & Forging Corporation (Kitakyushu)	6,000	42.0	Makes and markets casting, forgings, ingots and billets
Sanko Metal Industrial Co., Ltd. (Minato-ku, Tokyo)	1,980	*32.0	Makes, processes, installs and sells metal roofs and building materials
Sanyu Co., Ltd. (Hirakata)	1,513	*34.5	Makes and markets cold-finished bars and cold-heading wire
Nihon Teppan Co., Ltd. (Chuo-ku, Tokyo)	1,300	*34.0	Markets, processes, and imports and exports steel products, metal processing machines, and electrical/electronic devices
Usinas Siderúrgicas de Minas Gerais S.A.-USIMINAS (Estado do Minas Gerais, Brazil)	R$13,200 million	*31.2	Makes and markets steel products
VALLOUREC SOLUÇÕES TUBULARES DO BRASIL S.A. (Estado do Minas Gerais, Brazil)	R$8,688 million	*15.0	Makes seamless steel pipe
Baosteel-NSC Automotive Steel Sheets Co., Ltd. (Shanghai, China)	RMB 3,000 million	50.0	Makes and markets automotive steel sheets
WISCO-NIPPON STEEL Tinplate Co., Ltd. (Hubei, China)	RMB 2,310 million	50.0	Makes and markets tinplate and tinplate sheets
Jamshedpur Continuous Annealing & Processing Company Private Limited (West Bengal, India)	INR 12,330 million	49.0	Makes and markets automotive cold-rolled steel sheets
UNIGAL Ltda. (Estado do Minas Gerais, Brazil)	R$584 million	*30.0	Makes galvanized sheets
Companhia Nipo-Brasileira De Pelotizacao (Estado do Espírito Santo, Brazil)	R$432 million	*33.0	Holding and leasing of manufacturing facilities of pellets
Guangzhou Pacific Tinplate Co., Ltd. (Guangzhou, China)	US$36 million	25.0	Makes and markets tinplate

Engineering and Construction

Company (Location of head office)	Paid-in capital	Shareholding Ratio	Business content
[Subsidiaries]	Million yen	%
Nippon Steel & Sumikin Engineering Co., Ltd. (Shinagawa-ku, Tokyo)	15,000	100.0	Makes and markets industrial machinery and equipment and steel structures; undertakes civil engineering and building constructions work; waste and regeneration treatment business; electricity, gas, and heat supply business
Chemicals and Materials
Company (Location of head office)	Paid-in capital	Shareholding Ratio	Business content
[Subsidiaries]	Million yen	%
NIPPON STEEL Chemical & Material Co., Ltd. (Chiyoda-ku, Tokyo)	5,000	100.0	Makes and markets coal chemicals, petrochemicals, electronic materials, semiconductor components and materials, electronic components and materials, carbon-fiber composite products, and metal-processed products
System Solutions
Company (Location of head office)	Paid-in capital	Shareholding Ratio	Business content
[Subsidiaries]	Million yen	%
NS Solutions Corporation (Chuo-ku, Tokyo)	12,952	61.3	Provides engineering and consulting pertaining to computer systems, outsourcing and other services using IT

(Notes)

(1)	Figures with asterisks (*) include shares held by subsidiaries
(2)

The percentage of the Group’s ownership of Krosaki Harima Corporation, Geostr Corporation and PT PELAT TIMAH NUSANTARA TBK. is 50% or less. However, NIPPON STEEL has determined that it effectively has control over these companies and has included them in the scope of consolidation as subsidiaries.

(3)

The percentage of the Group’s ownership of Godo Steel, Ltd., Unipres Corporation, and VALLOUREC SOLUÇÕES TUBULARES DO BRASIL S.A. is below 20%. However, NIPPON STEEL has determined that it effectively has significant influence over these companies and has applied the equity method to them as affiliates.

(4)	Japan Casting & Forging Corporation will be dissolved, effective March 31, 2020, and proceed with liquidation procedures.
(5)	In conjunction with the change of trade name of NIPPON STEEL, its domestic and overseas group companies have also started changing their trade names from April 1, 2019.

(10) Major Lenders (as of March 31, 2019)

Lender	Funds borrowed (Billions of yen)
MUFG Bank, Ltd.	385.9
Sumitomo Mitsui Banking Corporation	354.4
Mizuho Bank, Ltd.	349.1
Sumitomo Mitsui Trust Bank, Limited	158.7
The Norinchukin Bank	93.7

(11) Surplus Distribution Policy

1) Dividends

NIPPON STEEL’s basic profit distribution policy is to pay dividends from distributable funds at the end of the first half (interim) and second half (year-end) of the fiscal year after taking into account consolidated operating results and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects while also considering the financial structure of NIPPON STEEL on a consolidated and a non-consolidated basis.

NIPPON STEEL aims to achieve a consolidated annual payout ratio target of approximately 30% as benchmark for the payment of dividends from distributable funds in consideration of the consolidated operating results.

The level of the first half dividend is set based on consideration of the interim operating results and full-year earnings forecasts.

As in the past, the year-end dividend payment will be made according to the resolution of the General Meeting of Shareholders, and any other form of distribution and appropriation of surplus (including the interim dividend) will be made according to the resolution of the Meeting of the Board of Directors as provided in Article 36 of the Articles of Incorporation and with the aim of securing flexibility in financial operations.

2) Acquisition of treasury stocks

The Company will acquire treasury stocks according to the resolution of the Meeting of the Board of Directors, as provided by Article 36 of the Articles of Incorporation and with the aim of securing flexibility in financial operations. At the Meeting of the Board of Directors, the acquisition of treasury stocks will be comprehensively determined after examining the needs of flexible financial operations management and after studying the effect of such an acquisition on NIPPON STEEL’s financial structure.

(12) Others

On October 30, 2018, the Supreme Court of Korea dismissed the appeal by NIPPON STEEL (NIPPON STEEL lost the appeal) of a decision concerning a lawsuit originally filed in the Republic of Korea by 4 South Korean plaintiffs claiming damages for their work as draftees for Japan Iron & Steel Co., Ltd. during the Second World War, and handed down a decision (ordering NIPPON STEEL to pay the four plaintiffs a total of 400 million Won (approximately 40 million yen) and accrued interest).

Additionally, in connection with the series of so-called draftee cases in the Republic of Korea including the above lawsuit, the assets of NIPPON STEEL located in the country (a portion of the shares in Posco-Nippon Steel RHF Joint Venture Co., Ltd. owned by NIPPON STEEL) is currently under seizure.

NIPPON STEEL will deal appropriately with this matter, taking into account the status of diplomatic negotiations between the governments of Japan and South Korea and other factors.

2.	Shares and Subscription Right for New Shares

(1) Overview of Shares (as of March 31, 2019)

1) Total number of shares authorized to be issued	2,000,000,000 shares

2) Total number of shares issued	950,321,402 shares
(including 28,297,739 treasury stocks)

3) Number of shareholders	453,253

4) Top 10 shareholders

Name of shareholder	Shares held (Thousand shares)	Percentage of ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	48,028	5.2
The Master Trust Bank of Japan, Ltd. (Trust Account)	46,976	5.1
Nippon Life Insurance Company	24,532	2.7
Japan Trustee Services Bank, Ltd. (Trust Account 5)	18,034	2.0
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,537	1.8
Sumitomo Corporation	16,239	1.8
Sumitomo Mitsui Banking Corporation	14,647	1.6
Meiji Yasuda Life Insurance Company	14,064	1.5
MUFG Bank, Ltd.	13,957	1.5
JP MORGAN CHASE BANK 385151	12,621	1.4

(Notes)

(1)	The percentage of ownership is calculated based on the total number of shares issued excluding treasury stocks.
(2)	Sumitomo Mitsui Banking Corporation holds a further 6,638 thousand shares of NIPPON STEEL (0.7% ownership) other than those above, as a retirement benefit trust.

(2) Subscription Right for New Shares (as of March 31, 2019)

No matters to be reported during this period.

3.	Basic Philosophy of Corporate Governance

The Company has established a corporate governance system suited to the businesses of the NIPPON STEEL Group in order to achieve the sound and sustainable growth of the NIPPON STEEL Group and increase its corporate value over the medium- to long-term, in response to the mandate delegation of responsibilities by and trust of from all stakeholders, including its shareholders and business partners.

The Company has adopted a company structure with an Audit & Supervisory Board, having determined that this system is effective in ensuring the efficiency and soundness of management. Under this system, the Board of Directors, consisting chiefly of Directors with intimate knowledge of NIPPON STEEL’s businesses (which are mainly steelmaking and steel fabrication), makes decisions not only on basic management policies, but also on the execution of important business matters; and the Audit & Supervisory Board Members, with strong legal authority, attend meetings of the Board of Directors to independently supervise the execution of responsibilities by Directors and officers.

To ensure the soundness of management, Senior Audit & Supervisory Board Members with intimate knowledge of NIPPON STEEL’s businesses and Outside Audit & Supervisory Board Members with a high degree of expertise, collaborate with NIPPON STEEL’s Accounting Auditor, Internal Control and Audit Division, and others and audit, among others, the status of performance of responsibilities by the Board of Directors, the status of NIPPON STEEL’s assets on a day-to-day basis. The Company also appoints several Outside Directors with a deep experience relating to corporate management, etc. in order to make decisions with a diverse range of perspectives and enhance the Board of Directors function of supervising management.

Currently, in addition to eleven (11) Executive Directors, three (3) Outside Directors and seven (7) Audit & Supervisory Board Members (four (4) of which are Outside Audit & Supervisory Board Members) who do not engage in the execution of business, attend meetings of NIPPON STEEL’s Board of Directors to ensure multifaceted and sufficient deliberations, and objective decision-making.

Furthermore, if Items 2 and 3 are approved proposed herein at the 95th General Meeting of Shareholders, the Board of Directors will consist of ten (10) Executive Directors, three (3) Outside Directors, and seven (7) Audit & Supervisory Board Members including four (4) Outside Audit & Supervisory Board Members. (Non-executive Members of the Board will account for one-half (10 out of 20), and Outside Directors and Outside Audit & Supervisory Board Members will account for more than one-third (7 out of 20) of all attendees at the Meetings of the Board of Directors.)

4.	Members of the Board of Directors and Audit & Supervisory Board Members

(1)	Executive Officers as of March 31, 2019

Title and name	Responsibilities/positions and material concurrent positions
Representative Director and Chairman
Shoji Muneoka

Representative Director and President
Kosei Shindo	Material concurrent positions Vice Chair, KEIDANREN (Japan Business Federation)

Representative Directors and Executive Vice Presidents
Eiji Hashimoto

Head of Global Business Development

Overseas Offices (including Corporate Entities)

Material concurrent positions

Chairman, WISCO-NIPPON STEEL Tinplate Co., Ltd.

Vice Chairman, The Japan Iron and Steel Federation

Toshiharu Sakae

General Administration; Legal; Internal Control & Audit; Business Process Innovation; Human Resources; Environment; Raw Materials

Material concurrent positions

Chairman, The Japan Ferrous Raw Materials Association

Chairman, Nippon Steel & Sumitomo Metal Arts Foundation

Shinji Tanimoto

Intellectual Property; Safety; Plant Safety; Technical Administration & Planning; Standardization; Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

Cooperating with Executive Vice President T. Sakae on Environment

Shinichi Nakamura

Marketing Administration & Planning; Transportation & Logistics; Project Development; Machinery & Materials Procurement; Steel Products Units; Domestic Office and Branches

Cooperating with Executive Vice President E. Hashimoto on Overseas Offices (including Corporate Entities)

Material concurrent positions

Vice Chairman, Baosteel-NSC Automotive Steel Sheets Co., Ltd.

Akihiko Inoue	Head of Research and Development Material concurrent positions Vice President, The Iron and Steel Institute of Japan President, The Japan Research and Development Center for Metals
Katsuhiro Miyamoto	Corporate Planning; Group Companies Planning; Accounting & Finance

Title and name	Responsibilities/positions and material concurrent positions
Managing Directors
Shin Nishiura	Head of Unit, Pipe & Tube Unit; Project Leader, VSB Project, Global Business Development Sector Material concurrent positions Director, Nippon Steel & Sumikin Pipe Co., Ltd.
Atsushi Iijima

Head of Unit, Flat Products Unit; Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector

Marketing Administration & Planning; Transportation & Logistics

Material concurrent positions

Director, Nippon Steel & Sumikin Metal Products Co., Ltd.

Director, Nippon Steel & Sumikin Coated Sheet Corporation

Director, Guangzhou Pacific Tinplate Co., Ltd.

Director, Baosteel-NSC Automotive Steel Sheets Co., Ltd.

Yutaka Andoh

Intellectual Property; Safety; Plant Safety; Technical Administration & Planning; Standardization; Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

Rendering Assistance to Executive Vice President S. Nakamura on Steel Products Units

Cooperating with Managing Director A. Iijima on Transportation & Logistics Technology

Directors (Outside Directors)
Mutsutake Otsuka

Executive Advisor to the Board of East Japan Railway Company

Material concurrent positions

Outside Audit & Supervisory Board Member, Electric Power Development Co., Ltd.

Outside Director, JXTG Holdings, Inc.

Ichiro Fujisaki	Material concurrent positions President, The America-Japan Society, Inc.
Noriko Iki	President, Japan Institute for Women’s Empowerment & Diversity and Management Material concurrent positions Outside Director, NEC Corporation

Senior Audit & Supervisory Board Member
Yutaka Takeuchi
Atsuhiko Yoshie

Audit & Supervisory Board Members
Masato Tsuribe

Title and name	Responsibilities/positions and material concurrent positions
Audit & Supervisory Board Members (Outside Audit & Supervisory Board Members)
Katsunori Nagayasu

Senior Advisor, MUFG Bank, Ltd.

Material concurrent positions

Outside Director, Isetan Mitsukoshi Holdings Ltd.

Outside Audit & Supervisory Board Member, MITSUBISHI MOTORS CORPORATION

Outside Director, Kirin Holdings Company, Limited

Outside Director, Mitsubishi Electric Corporation

Vice Chair, KEIDANREN (Japan Business Federation)

Hiroshi Obayashi

Attorney, Obayashi Law Office

Material concurrent positions

Outside Audit & Supervisory Board Member, Daiwa Securities Co. Ltd.

Outside Director, Mitsubishi Electric Corporation

Outside Audit & Supervisory Board Member, Japan Tobacco Inc.

Jiro Makino	Vice Chairman, The General Insurance Association of Japan
Seiichiro Azuma	Certified Public Accountant, Seiichiro Azuma Certified Public Accountant Office Material concurrent positions Outside Audit & Supervisory Board Member, Kansai Paint Co., Ltd.

(Notes)

(1)

The Company has signed an agreement with each Outside Director and Outside Audit & Supervisory Board Members limiting their liability under Article 423, Paragraph 1 of the Companies Act to 20 million yen or the amount stipulated under Article 425, Paragraph 1 of the Companies Act, whichever is greater, as long as he/she acts unknowingly and is not grossly negligent in performing his/her duties.

(2)	Representative Director and President Kosei Shindo served as Vice Chairman of the Japan Iron and Steel Federation until March 25, 2019.
(3)	Outside Director Ichiro Fujisaki served as Outside Director of ITOCHU Corporation until June 22, 2018.
(4)	Senior Audit & Supervisory Board Member Yutaka Takeuchi has substantial knowledge of finance and accounting, having experienced Head of Unit, Accounting & Finance Unit of NIPPON STEEL.
(5)	Outside Audit & Supervisory Board Member Seiichiro Azuma is a certified public accountant with substantial knowledge of finance and accounting.
(6)	Outside Director Mutsutake Otsuka also holds a post at East Japan Railway Company, with which NIPPON STEEL has business relations concerning steel and other products/services transactions, etc.
(7)

Outside Audit & Supervisory Board Member Katsunori Nagayasu also holds a post at MUFG Bank, Ltd., with which NIPPON STEEL has business relations concerning loans, etc. In addition, he holds a post at MITSUBISHI MOTORS CORPORATION and a post at Mitsubishi Electric Corporation, with which NIPPON STEEL has business relations concerning steel products trading, etc.

(8)	Outside Audit & Supervisory Board Member Hiroshi Obayashi also holds a post at Mitsubishi Electric Corporation, with which NIPPON STEEL has business relations concerning steel products trading, etc.
(9)

The Company has filed the three Outside Directors – Mutsutake Otsuka, Ichiro Fujisaki and Noriko Iki, and four Outside Audit & Supervisory Board Members – Katsunori Nagayasu, Hiroshi Obayashi and Jiro Makino and Seiichiro Azuma, as its “independent directors/auditors” with each financial exchange in Japan where it is listed.

(2)	Executive Officers after April 1, 2019

Title and name	Responsibilities/positions
Representative Director and Chairman
Kosei Shindo

Representative Director and President
Eiji Hashimoto

Representative Directors and Executive Vice Presidents
Shinji Tanimoto

Intellectual Property; Safety; Plant Safety; Technical Administration & Planning (including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

Cooperating with Executive Vice President A. Migita on Environment

Shinichi Nakamura

Marketing Administration & Planning; Transportation & Logistics; Project Development; Machinery & Materials Procurement; Steel Products Units; Domestic Office and Branches

Cooperating with Executive Vice President K. Miyamoto on Overseas Offices (including locally incorporated companies)

Akihiko Inoue	Head of Research and Development
Katsuhiro Miyamoto	Head of Global Business Development Accounting & Finance; Raw Materials; Overseas Offices (including locally incorporated companies)

Managing Directors
Shin Nishiura	Head of Unit, Pipe & Tube Unit; Project Leader, VSB Project, Global Business Development Sector
Atsushi Iijima

Head of Unit, Flat Products Unit; Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector

Marketing Administration & Planning; Transportation & Logistics

Cooperating with Managing Executive Officer A.Matsumura and Head of Division, General Administration Division on Business Transformation & Standardization

Yutaka Andoh

Intellectual Property; Safety; Plant Safety; Technical Administration & Planning (including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

Rendering Assistance to Executive Vice President S. Nakamura on Steel Products Units

Cooperating with Managing Director A. Iijima on Transportation & Logistics Technology

Directors
Shoji Muneoka	Senior Advisor
Toshiharu Sakae	Advisor to the President

Directors (Outside Directors)
Mutsutake Otsuka	Executive Advisor to the Board of East Japan Railway Company
Ichiro Fujisaki
Noriko Iki	President, Japan Institute for Women’s Empowerment & Diversity Management

Senior Audit & Supervisory Board Member
Yutaka Takeuchi
Atsuhiko Yoshie

Audit & Supervisory Board Members
Masato Tsuribe

Audit & Supervisory Board Members (Outside Audit & Supervisory Board Members)
Katsunori Nagayasu	Senior Advisor of MUFG Bank, Ltd.
Hiroshi Obayashi	Attorney of Obayashi Law Office
Jiro Makino	Vice Chairman of The General Insurance Association of Japan
Seiichiro Azuma	Certified Public Accountant of Seiichiro Azuma Certified Public Accountant Office

(3)	Compensation Paid to Directors and Audit & Supervisory Board Members

(Unit: yen)

Position	Number of recipients	Classification	Amount
Directors	19	Compensation	935,097,000
Outside Directors	3	Compensation	39,600,000
Audit & Supervisory Board Members	7	Compensation	210,000,000
Outside Audit & Supervisory Board Members	4	Compensation	57,600,000
Total	26	Compensation	1,145,097,000

(Note)

The above number of recipients includes five (5) Directors who resigned at the conclusion of the 94th General Meeting of Shareholders held on June 26, 2018.

(4)	Policies regarding Decision on the Amount of Compensations for Directors and Audit & Supervisory Board Members

1) Description of policies

The policies regarding decisions on the amount of compensation, etc. for Directors and Audit & Supervisory Board Members of NIPPON STEEL are as detailed in items (i) and (ii), below.

(i)	Directors

NIPPON STEEL sets the amount of base compensations for individual ranks that are deemed to measure up to each Director’s required skills and responsibilities. These base compensations vary within a certain range based on NIPPON STEEL’s consolidated performance. The Company then allocates monthly compensations for each Director within the limits approved by the General Meeting of Shareholders.

In accordance with the abovementioned policies, the compensation of Directors consists solely of monthly compensation. The amount of compensation is wholly based upon performance of NIPPON STEEL, in order to give incentives for the continuous growth of NIPPON STEEL’s group and improvement of its corporate value. Fluctuations in compensation in response to consolidated performance of NIPPON STEEL are determined based on NIPPON STEEL’s consolidated annual profit/loss and business profit/loss in the steelmaking segment from the previous fiscal year, with consideration also given to their relation to the Mid-Term Management Plan.

(ii)	Audit & Supervisory Board Members

NIPPON STEEL allocates monthly compensation for each Audit & Supervisory Board Member, within the limits approved by the General Meeting of Shareholders, taking into consideration the Audit & Supervisory Board Member’s duties depending on the rank and whether the Audit & Supervisory Board Members is full-time or part-time.

NIPPON STEEL abolished its retirement benefits for Directors and Audit & Supervisory Board Members in fiscal year 2006. Furthermore, the policies relating to bonuses was deleted from “the Policies regarding Decisions on the Amount of Compensation for Directors and Audit & Supervisory Board Members” in fiscal year 2013.

2) Methods for decision on policies

Policies described in 1) above for Directors are determined by resolution at the Meeting of the Board of Directors, after deliberation by the “Nomination and Compensation Advisory Committee,” which consists of the Chairman, the President and three members designated by the President from among Outside Directors and Outside Audit & Supervisory Board Members, while for Audit & Supervisory Board Members, the policies are determined in consultation with the Audit & Supervisory Board Members.

Meeting participants also engage in broad-ranging debate and deliberations on matters including the validity of the Directors’ compensation systems and compensation levels for individual ranks, based on the results of investigations of the compensation levels of executives in other companies conducted by outside organizations.

3) Procedures for Deciding Amount of Compensation, etc.

The specific amount of compensation of each member of the Board of Directors is determined by resolution of the Board of Directors, after deliberation by the “Nomination and Compensation Advisory Committee.”

The monthly compensation of each the Audit and Supervisory Board Member is determined through discussion by the Audit & Supervisory Board Members.

(5)	Outside Director/Auditor

1) Material concurrent positions held by Outside Director/Auditor

Such positions are shown on page 40 through 41.

2) Activities of the Outside Director/Auditor

Position	Name	Main activities
Director	Mutsutake Otsuka	Mr. Otsuka attended 17 Board Meetings (out of 17 meetings held during the term; attendance rate 100%). He has presented an extensive view based on his knowledge and experience as a business manager.

Director	Ichiro Fujisaki	Mr. Fujisaki attended 17 Board Meetings (out of 17 meetings held during the term; attendance rate 100%). He has presented an extensive view based on his knowledge and experience concerning international affairs and economics, etc.

Director	Noriko Iki	Ms. Iki attended 14 Board Meetings (out of 14 meetings held since her appointment; attendance rate: 100%). She has presented an extensive view based on her knowledge and experience concerning employment, labor and promoting diverse human resources playing an active role, etc.

Audit & Supervisory Board Member	Katsunori Nagayasu	Mr. Nagayasu attended 16 Board Meetings (out of 17 meetings held during the term; attendance rate 94%) and 17 Audit & Supervisory Board Members’ meetings (out of 18 meetings held during the term; attendance rate 94%). He has conducted hearings on business conditions of each Division, as well as visits to our major steelworks, and presented an extensive view based on his knowledge and experience as a business manager.

Audit & Supervisory Board Member	Hiroshi Obayashi	Mr. Obayashi attended 17 Board Meetings (out of 17 meetings held during the term; attendance rate 100%) and 18 Audit & Supervisory Board Members’ meetings (out of 18 meetings held during the term; attendance rate 100%). He has conducted hearings on business conditions of each Division, as well as visits to our major steelworks, and presented an extensive view based on his knowledge and experience as an attorney.

Audit & Supervisory Board Member	Jiro Makino	Mr. Makino attended 17 Board Meetings (out of 17 meetings held during the term; attendance rate 100%) and 18 Audit & Supervisory Board Members’ meetings (out of 18 meetings held during the term; attendance rate 100%). He has conducted hearings on business conditions of each Division, as well as visits to our major steelworks, and presented an extensive view based on his knowledge and experience concerning public and financial administrations, etc.

Audit & Supervisory Board Member	Seiichiro Azuma	Mr. Azuma attended 17 Board Meetings (out of 17 meetings held during the term; attendance rate 100%) and 18 Audit & Supervisory Board Members’ meetings (out of 18 meetings held during the term; attendance rate 100%). He has conducted hearings on business conditions of each Division, as well as visits to our major steelworks, and presented an extensive view based on his knowledge and experience as a certified public accountant possessing deep familiarity with corporate accounting.

3) Total amount of compensation, etc.

Total amount of compensation, etc. paid to outside officers is as shown on page 43.

5.	Certain Matters concerning Accounting Auditor

(1)	Name

KPMG AZSA LLC

(Note)	NIPPON STEEL & SUMITOMO METAL U.S.A., INC. and some other subsidiaries of the Company are audited by audit firms other than the above-mentioned audit firm.

(2)	Amount of Compensations, etc. of Accounting Auditor and Grounds for Consent to Such Compensations, etc. by Audit & Supervisory Board

1) Amount of compensations paid	161,000,000 yen
2) The amount of compensations payable by NIPPON STEEL and its subsidiaries to accounting auditor for its audit certification services	1,165,632,000 yen
3) Total amount of cash and other financial benefit payable by NIPPON STEEL and its subsidiaries to accounting auditor	1,178,132,000 yen

(Notes)
(1)

With respect to 1) above, the compensations for audit services under the Companies Act and the compensations for audit services under the Financial Instruments and Exchange Act are not clearly distinguished and it is not practically possible to distinguish them, therefore, their total amount is shown above.

(2)

The Company delegates services relating to preparation of letters to lead managing underwriters in association with issuance of bonds as non-audit services and others, and pays compensations for the services.

The Audit & Supervisory Board, having confirmed the audit plan of the Accounting Auditor, the status of execution of their duties, the data used to calculate the estimated compensation, and other related matters, have determined that the compensation of the Accounting Auditor is reasonable, and have given their consent in accordance with Article 399, Paragraph 1 of the Companies Act.

(3)	Policy regarding Decision on Dismissal or Non-Reelection of Accounting Auditor

NIPPON STEEL will dismiss the accounting auditor by unanimous consents of the Audit & Supervisory Board Members upon occurrence of events justifying such dismissal, pursuant to laws and regulations. In addition, the Audit & Supervisory Board shall resolve and submit proposal to dismiss or not to reelect the accounting auditor to the General Meeting of Shareholders if any event materially interferes with continuation of the audit services occurs.

6.	Outline of the Resolution Concerning Establishment and Management of the System to Secure Operational Fairness, etc. and Status of Operation of the System

(1) Basic policy on internal control system

The resolutions made to ensure appropriateness of its business are as follows.

NIPPON STEEL is aiming at continuous improvement of its corporate value and winning the trust of society under the “Corporate Philosophy of the Nippon Steel Corporation Group.” In addition, NIPPON STEEL will establish and appropriately manage an internal control system as follows to comply with applicable laws and regulations, and ensure integrity of financial reporting, and effectiveness and efficiency of business, and will continue to improve such system in view of further enhancement of corporate governance.

1.	System to Ensure that Performance of Responsibilities by the Directors of NIPPON STEEL Complies with Applicable Laws and Regulations and the Articles of Incorporation.

The Board of Directors will make decisions or receive reports on important matters of management in accordance with the Rules of the Board of Directors and other relevant internal rules.

In accordance with the resolution at the Board of Directors, each of the Executive Directors will, in his/her assigned area, perform his/her responsibilities and supervise the performance of responsibilities of employees, and report such supervisory status to the Board of Directors.

2.	System for the Preservation and Management of Information in relation to the Performance of Responsibilities by the Directors of NIPPON STEEL

NIPPON STEEL will appropriately preserve various information in relation to the performance of responsibilities, including minutes of Meetings of the Board of Directors, by, among others, specifying managers in charge of information preservation and management, and classifying each information by security level, in accordance with the internal rules for information management.

NIPPON STEEL will seek to make timely and accurate disclosure of important corporate information, such as its management plan and financial information, in addition to such disclosure as required by applicable laws and regulations.

3.	Rules and Other Systems with respect to Loss-related Risk Management of NIPPON STEEL

The General Manager of each division will identify and evaluate risks associated with business in his/her division, and carry out his/her duties in accordance with the authority and responsibilities set out in internal rules for organization and operation.

With respect to risks related to areas such as safety and health, environment and disaster prevention, information management, intellectual properties, quality control, and integrity of financial reporting, the division in charge of each specific area (each functional division) will establish rules and other systems from a company-wide perspective, inform other divisions of such rules and systems, identify and evaluate the status of risk management at other divisions through monitoring and other methods, and provide guidance and advice to such divisions.

Upon the occurrence of an accident, disaster, compliance issue, or other event which causes a material effect on the management, the Executive Directors will immediately convene “Emergency Control Headquarters” and other meetings, and take necessary actions in order to minimize the damage, impact, and other effects.

4.	System to Ensure Efficiency in the Performance of Responsibilities by Directors of NIPPON STEEL

The Board of Directors will make decisions on the execution of management plans and business strategies, as well as important business executions such as capital expenditure, and investments and provision of loans, after such matters are deliberated by companywide Committees for relevant areas such as ordinary budget, plant and equipment investment budget, investment and financing, and technology development, and the Corporate Policy Committee.

The business execution under the resolution at the Board of Directors and other corporate organizations is performed promptly by the Executive Directors, Executive Officers, and General Managers.

5.	System to Ensure that Performance of Responsibilities by Employees of NIPPON STEEL Complies with Applicable Laws and Regulations and the Articles of Incorporation

NIPPON STEEL will build and maintain an internal control system based on autonomous internal controls.

Each General Manager will develop an autonomous internal control system in his/her Division, and strive to ensure thorough compliance with applicable laws and regulations and internal rules, and prevent any violation of applicable laws and regulations in business and affairs. NIPPON STEEL will also develop and enhance an employee-education system that includes regular seminars, and the creation and distribution of manuals for the purpose of ensuring compliance with applicable laws and regulations and internal rules. When each General Manager becomes aware of any potentially illegal acts or facts, he or she will immediately report such matters to the General Manager for the Internal Control & the Audit Division.

The General Manager of the Internal Control & Audit Division will confirm the status of developing and operating company-wide internal control systems, and identify and evaluate each Division’s situation of compliance with applicable laws and regulations and internal rules, and take necessary measures such as preventing violations of applicable laws and regulations and internal rules. Moreover, the General Manager will report on such matters to the Risk Management Committee, and further report on important items among such matters to the Corporate Policy Committee and the Board of Directors. The General Manager will also establish and operate a whistleblower system that provides consultations and takes reports regarding risks in the operation of business. Employees are obligated to comply with applicable laws and regulations and internal rules and to appropriately perform their responsibilities.

Employees who violate applicable laws and regulations and internal rules will be subject to disciplinary action under the Rules of Employment.

6.	System to Ensure Appropriateness of Operation in the Corporate Group Consisting of NIPPON STEEL and its Subsidiaries

Under the “Corporate Philosophy of the Nippon Steel Corporation Group,” NIPPON STEEL and each Group company will share business strategy and conduct their business in a unified manner, taking into account each company’s business characteristics, and will familiarize their respective employees with their respective business operation policies and other related matters. With respect to control of the Group companies, NIPPON STEEL will set forth basic rules in the Rules for Control of group companies, and ensure their appropriate application.

Each Group company will build and maintain its internal control system based on autonomous internal controls, and seek to improve measures relating to internal control through, among other measures, information sharing with NIPPON STEEL. Each responsible division of NIPPON STEEL will confirm the status of internal controls at each Group company, and provide assistance in its improvements, where necessary.

The General Manager of the Internal Control & Audit Division will coordinate with each functional division, and identify and evaluate the situation of internal control of the Group companies as a whole, and provide guidance and advice to each responsible division and each Group company.

The specific systems under the views above are as follows.

(i)	System for Reporting to NIPPON STEEL in relation to the Performance of Responsibilities by the Group Companies’ Directors

The responsible divisions of NIPPON STEEL will request that each Group company report on important management matters in relation to NIPPON STEEL’s consolidated management or each Group company’s management, including business plans, significant business policies, and financial results, and give advice and other guidance.

(ii)	Rules and Other Systems with respect to Group Companies’ Loss-related Risk Management

The responsible divisions of NIPPON STEEL will request that each Group company report on the situation of risk management in each Group company, and give advice and other guidance.

(iii)	System to Ensure Efficiency in the Performance of Responsibilities by the Group Companies’ Directors

The responsible divisions of NIPPON STEEL will evaluate the business performance of each Group company, and give support for the management.

(iv)	System to Ensure that the Performance of Responsibilities by Group Companies’ Directors and Employees Complies with Applicable Laws and Regulations and the Articles of Incorporation

The responsible divisions of NIPPON STEEL will request that Group companies report on their respective situation on compliance with applicable laws and regulations, and the development and operation of internal control systems, and give necessary support, advice, and other guidance. Additionally, such divisions will request that each Group company report on any actions and facts in such Group company that may violate applicable laws and regulations, and promptly report to the General Manager of the Internal Control & Audit Division.

7.	Matters concerning Supervision by Audit & Supervisory Board Members

The Directors, Executive Officers, General Managers, and other employees of NIPPON STEEL will timely and appropriately report important matters, such as the situation of the performance of responsibilities and facts that cause a material effect on the management, to the Audit & Supervisory Board Members or the Audit & Supervisory Board, directly or through the related divisions such as the Internal Control & Audit Division. They will also report important management matters such as the situation of operation of the internal control system to the Board of Directors, the Corporate Policy Committees and the Risk Management Committees, and other corporate committees, and thereby share such information with Audit & Supervisory Board Members.

The directors, audit & supervisory board members, and employees of each Group company will timely and appropriately report important matters in such Group company, such as the situation of the performance of responsibilities, and facts that cause a material effect on the management, to the Audit & Supervisory Board Members or the Audit & Supervisory Board of NIPPON STEEL, directly or through the related Divisions such as the Internal Control & Audit Division.

NIPPON STEEL will not unfavorably treat a person who has reported as stated above, for reasons of such report, in accordance with the Rules for the Whistleblower System.

The General Manager of the Internal Control & Audit Division will act as a liaison and cooperate with the Audit & Supervisory Board Members by, among others, exchanging opinions on the situation of operations of internal control systems, both regularly and as needed. The General Manager will also report on the situation of operating the Whistleblower Systems to the Audit & Supervisory Board Members.

NIPPON STEEL will establish the Audit & Supervisory Board Members’ Office, and assign dedicated staff members, in order to support the performance of responsibilities by Audit & Supervisory Board - 25 - Members. To ensure independence from the Directors, dedicated staff members necessary for supervisory work will be assigned and will engage in such work under the direction of Audit & Supervisory Board Members. The General Manager of the Human Resources Division will discuss personnel matters relating to such staff members, including transfers and evaluations, with the Audit & Supervisory Board Members.

NIPPON STEEL will budget costs that it deems necessary for Audit & Supervisory Board Members to perform their responsibilities. In addition, NIPPON STEEL will reimburse costs incurred by Audit & Supervisory Board Members after Audit & Supervisory Board Members pay costs in an urgent or temporary situation.

(Note) In conjunction with the change in the trade name of the Company on April 1, 2019, the “Nippon Steel & Sumitomo Metal Corporation Group Corporate Philosophy” has been replaced by the “Nippon Steel Corporation Group Corporate Philosophy.”

(2)	Outline of status of operation

1)	Operational organization

NIPPON STEEL has established an operational organization for its internal control systems. This organization consists of the Internal Control & Audit Division (14 full-time and 20 concurrently with their other posts), which is responsible for the internal control plan and internal audits, and functional divisions responsible for managing risk in each field (about 700 staffs). NIPPON STEEL has also designated a person in charge of risk management (about 150 for NIPPON STEEL) and a person responsible for risk management (about 550 in group companies) who are engaged in planning and promoting autonomous internal-control activities in each division and Group company.

This organization operates the internal control system as follows.

2)	Specific status of operation

a)	Internal control plan

In March of each year, NIPPON STEEL develops an annual plan on internal control for NIPPON STEEL Group as a whole based on changes in the related laws and the business circumstances. This plan includes a basic policy, separate plans for each function, including safety, environment, plant safety, and quality, an internal audit plan, and an education plan. Each division and Group company creates its own plan for the fiscal year based on such annual plan developed by NIPPON STEEL.

b)	Autonomous internal control activities

In accordance with the annual plan, each division and Group company autonomously performs internal control activities based on the characteristics of each business and its inherent risks. Specifically, such activities include establishment, education and voluntary inspections of operational rules, manuals and other documentation; third-party monitoring; and improvements to operations based on the results thereof.

Such divisions and Group companies immediately report any accidents, disasters, facts that may violate applicable laws and regulations, etc. to the Internal Control & Audit Division, and coordinate with the relevant divisions to take corrective measures, such as measures to prevent recurrence. The Internal Control & Audit Division compiles case studies of such incidents and shares them within the NIPPON STEEL Group. Each division and Group company then performs inspections for similar risks.

c)	Internal audits, etc.

Internal audits confirm the status of internal controls via internal-control checklists and other documents. Additionally, the Internal Control & Audit Division and each functional division monitor each division and group company.

As measures to complement NIPPON STEEL’s internal controls, NIPPON STEEL also operates a hotline for internal reporting and consultations within the company and at external professional organizations, which are open to employees of NIPPON STEEL and group companies and their families, as well as employees of NIPPON STEEL’s suppliers and others. In fiscal year 2018, there were 287 cases of internal reporting and consultations. NIPPON STEEL and its major group companies conduct employee awareness surveys regarding internal controls.

d)	Assessment and improvement

The Internal Control & Audit Division reports the status of operation of the internal control system at the quarterly meeting of the Risk Management Committee. It is also reported at meetings of the Corporate Policy Committee and Board of Directors. Such status is also shared with each division and Group company at the meeting of the persons in charge of risk management and the meeting of the persons responsive for risk management.

The Internal Control & Audit Division also assesses the effectiveness of its internal control system as of the end of each fiscal year, and compiles a report of its assessment based on the status of internal-control activities, internal audits, etc. This assessment is then reported to the Risk Management Committee, Corporate Policy Committee, and Board of Directors.

Based on the results of these assessments, NIPPON STEEL establishes measures to improve the effectiveness of its internal control system, and incorporates them into the next fiscal year’s internal control plan.

e)	Education and awareness raising

The Company educates employees and officers of NIPPON STEEL and those of its group companies through sessions on internal controls prepared by NIPPON STEEL. The sessions include position-specific training, and are given to everyone from new hires to executive management. The Company also works actively to raise awareness of its approach to internal controls, establishment of better workplace culture, and other topics through a dialog between the Internal Control & Audit Division, and each division of NIPPON STEEL, and its group companies.

f)	Coordination with Audit and Supervisory Board Members and Accounting Auditor

The Internal Control & Audit Division reports the status of internal controls to the Audit and Supervisory Board each quarter. It also reports and discusses the status of internal controls with the Risk Management Committee with the attendance of Audit and Supervisory Board Members. The Internal Control & Audit Division is also committed to sharing information and coordinating, including holding monthly liaison meetings with the Audit & Supervisory Board Members’ Office. It reports and discusses such matters as the results of assessments of internal controls relating to the status of operation of the Risk Management Committee and reporting of financial statements to the Accounting Auditor periodically.

7.	Basic Policy regarding the Control of NIPPON STEEL

Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of NIPPON STEEL

Under the corporate philosophy that the NIPPON STEEL group will pursue world-leading technologies and manufacturing capabilities, and contribute to society by providing excellent products and services, the NIPPON STEEL group aims to improve its corporate value, and further the common interests of its shareholders, by enhancing its competitiveness and profitability through the planning and execution of management strategies.

NIPPON STEEL has decided to take necessary action to prepare for the acquisition of substantial shareholdings in NIPPON STEEL or other related activities that could disturb such corporate philosophy and management strategies and cause damage to NIPPON STEEL’s corporate value by, among other reasons, threatening obstruction of the existence and development of NIPPON STEEL, and which could result in harm to the common interests of NIPPON STEEL’s shareholders.

NIPPON STEEL believes that in the event a third party proposes the acquisition of substantial shareholdings in NIPPON STEEL (a “Takeover Proposal”), the ultimate decision as to whether or not to accept the Takeover Proposal should be made by the then shareholders of NIPPON STEEL. On the other hand, NIPPON STEEL believes that such Takeover Proposals could include those with the potential to cause clear damage to the corporate value of NIPPON STEEL or the common interests of the shareholders of NIPPON STEEL or those with the potential to practically coerce shareholders into selling their shares of NIPPON STEEL.

Consequently, NIPPON STEEL implemented the Fair Rules for the Acquisition of Substantial Shareholders (Takeover Defense Measures) (the “Plan”) because NIPPON STEEL believes it is the Board of Directors’ responsibility to put in place clear and transparent rules in order to prepare for such disadvantages to the shareholders of NIPPON STEEL in the event a Takeover Proposal is made by a third party, and, for the occasions where a Takeover Proposal is actually made, to create an environment in which the shareholders of NIPPON STEEL can make an appropriate informed judgment based on sufficient information and with a reasonable time period to consider the Takeover Proposal.

Outline of Measures to Keep the Control over Decision-Making on Financial and Business Policies out of the Hands of Inappropriate in view of the above Basic Policy

NIPPON STEEL adopted the Plan in order to protect and enhance common interests of the shareholders of NIPPON STEEL by the resolution of the Board of Directors in March 2006. Subsequently in March 2016, after 10 years had passed since the adoption of the Plan, NIPPON STEEL reconsidered the necessity of the Plan, while at the same time determined to change the system to the one in which prior approval of shareholders is required to adopt or renew the Plan in an effort to further enhance its reliability and legal stability. At the 92nd General Meeting of Shareholders held on June 24 of that year, NIPPON STEEL received approval by the shareholders of the Plan that reflects such changes. A summary of the Plan approved by the shareholders is indicated in paragraphs (1) through (3) below.

(1) Provision of the Required Information by the Bidder and examinations at a meeting of the Board of Directors

When the Board of Directors has received all of the information as stipulated in the Plan (the “Required Information”) from any person who has an intention to hold 15% or more of the voting rights ratio of the shares, etc. of NIPPON STEEL (“Bidder”), the Board of Directors shall review as to whether or not the Takeover Proposal made by the Bidder is in the best interests of the corporate value and the common interests of shareholders. (The review period, as a general rule, is 12 weeks.)

(2) Procedures to ascertain shareholders’ will

In order to have shareholders determine whether or not to accept a Takeover Proposal, the Board of Directors, as a general principle, after the review period, holds a shareholders vote to ascertain shareholders’ will (a “Shareholders Vote”) regarding whether or not the issuance of the stock acquisition rights (the “Rights”) by way of a gratis allotment (implementation of measures to a Bidder) will be implemented and the necessity thereof, through a written ballot or at a meeting held to confirm the shareholders’ will.

However, after examinations of the Required Information by the Board of Directors, in such case the Board of Directors determines that the Takeover Proposal is in the best interests of the corporate value of NIPPON STEEL and the common interests of shareholders of NIPPON STEEL, a Shareholders Vote will not be held and the issuance of the Rights by way of a gratis allotment will also not be implemented.

(3) In the event the Rights are issued by way of a gratis allotment

The implementation of issuance of the Rights by way of a gratis allotment under the Plan is only limited to such cases in which i) the shareholders of NIPPON STEEL vote in favor of the issuance of the Rights by way of a gratis allotment at the Shareholders Vote, ii) the Bidder fits within one of the four categories including so-called green mailer specified as harmful and abusive according to the judicial precedents, and the Board of Directors determines the Takeover Proposal may cause clear damage to the common interests of the shareholders of NIPPON STEEL and iii) the Board of Directors determines the Bidder failed to comply with the procedures set forth in the Plan.

With respect to judgments regarding ii) and iii) above, NIPPON STEEL will obtain in advance the opinion of the Independent Committee, comprising three of the Outside Directors or Outside Audit & Supervisory Board Members of NIPPON STEEL, in order to enhance the fairness of the judgments of the Board of Directors in connection with the implementation of the Plan, and respects such opinion to the maximum extent possible.

The Plan of NIPPON STEEL has been posted on NIPPON STEEL’s website.

Judgment of the Board of Directors on the Measures above and ground for such Judgment

The Plan sets forth the rules and procedures that enable the shareholders to make a judgment on the necessity of the issuance of the Rights by way of a gratis allotment) based on sufficient information and with reasonable time period of consideration. The Plan is designed to improve NIPPON STEEL’ corporate value as well as to protect and enhance the common interests of the shareholders by leaving ultimate decision as to whether or not to accept the Takeover Proposal to the shareholders of NIPPON STEEL and, therefore, it is not detrimental to the common interests of shareholders of NIPPON STEEL or it is not intended to maintain the status held by the directors of NIPPON STEEL.

In view of the above, the Board of Directors judges that the Plan is in compliant with “Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of NIPPON STEEL” mentioned above.

(Note)	The treatment of the Plan after expiration of its effective term

NIPPON STEEL, at the Board of Directors on May 9, 2019, resolved not to renew the Plan, whose effective term will expire at the conclusion of the 95th General Meeting of Shareholders.

(Note)

With respect to amount of money and number of shares expressed in this Business Report, the amount less than unit are truncated.

●	Consolidated Financial Statements

(1) Consolidated Statements of Financial Position

(Millions of Yen)
ASSETS	March 31, 2019
Current assets :
Cash and cash equivalents	163,176
Trade and other receivables	968,333
Inventories	1,567,116
Other financial assets	16,915
Other current assets	143,669

Total current assets	2,859,211

Non-current assets :
Property, plant and equipment	3,246,669
Goodwill	52,803
Intangible assets	106,131
Investments accounted for using the equity method	793,146
Other financial assets	812,668
Defined benefit assets	82,247
Deferred tax assets	88,357
Other non-current assets	8,292

Total non-current assets	5,190,316

Total assets	8,049,528

(Millions of Yen)
LIABILITIES	March 31, 2019
Current liabilities :
Trade and other payables	1,611,403
Bonds, borrowings and lease liabilities	515,355
Other financial liabilities	1,017
Income taxes payable	38,719
Other current liabilities	34,042

Total current liabilities	2,200,538

Non-current liabilities :
Bonds, borrowings and lease liabilities	1,853,876
Other financial liabilities	6,501
Defined benefit liabilities	186,755
Deferred tax liabilities	28,253
Other non-current liabilities	166,235

Total non-current liabilities	2,241,622

Total liabilities	4,442,160

EQUITY
Common stock	419,524
Capital surplus	393,917
Retained earnings	2,300,175
Treasury stock	(58,831)
Other components of equity	176,000

Total equity attributable to owners of the parent	3,230,788

Non-controlling interests	376,579

Total equity	3,607,367

Total liabilities and equity	8,049,528

(2) Consolidated Statements of Profit or Loss

(Millions of Yen)
Fiscal 2018
Revenue	6,177,947
Cost of sales	(5,391,493)

Gross profit	786,453

Selling, general and administrative expenses	(568,409)
Share of profit in investments accounted for using the equity method	86,411
Other operating income	102,606
Other operating expenses	(70,120)

Business profit	336,941

Losses on natural disaster	(22,349)
Losses from reorganization	(49,480)

Operating profit	265,111

Finance income	6,104
Finance costs	(22,445)

Profit before income taxes	248,769

Income tax expense	8,809

Profit for the year	257,579

Profit for the year attributable to :
Owners of the parent	251,169
Non-controlling interests	6,409

(3) Consolidated Statement of Changes in Equity

Fiscal 2018						(Millions of Yen)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
					Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year	419,524	386,867	2,141,658	(132,162)	334,701	—

Changes of the year
Comprehensive income
Profit for the year			251,169
Other comprehensive income					(104,254)	(4,369)

Total comprehensive income	—	—	251,169	—	(104,254)	(4,369)

Transactions with owners and other
Cash dividends			(70,710)
Purchases of treasury stock				(82)
Disposals of treasury stock		(1,427)		73,656
Changes in ownership interests in subsidiaries		8,477
Transfer from other components of equity to retained earnings			(21,942)		17,573	4,369
Business combinations and others				(242)

Subtotal transactions with owners and other	—	7,050	(92,652)	73,331	17,573	4,369

Balance at end of the year	419,524	393,917	2,300,175	(58,831)	248,020	—

	Equity attributable to owners of the parent
	Other components of equity
	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
Balance at beginning of the year	(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896

Changes of the year
Comprehensive income
Profit for the year				251,169	6,409	257,579
Other comprehensive income	2,166	(60,586)	(167,043)	(167,043)	(5,420)	(172,464)

Total comprehensive income	2,166	(60,586)	(167,043)	84,126	988	85,114

Transactions with owners and other
Cash dividends				(70,710)	(7,604)	(78,315)
Purchases of treasury stock				(82)		(82)
Disposals of treasury stock				72,228		72,228
Changes in ownership interests in subsidiaries				8,477	(94,092)	(85,614)
Transfer from other components of equity to retained earnings			21,942	—		—
Business combinations and others				(242)	89,383	89,140

Subtotal transactions with owners and other	—	—	21,942	9,670	(12,314)	(2,643)

Balance at end of the year	(4,433)	(67,585)	176,000	3,230,788	376,579	3,607,367

Notes to the consolidated financial statements

I. Significant accounting policies for consolidated financial statements

1.	Standards for preparation of consolidated financial statements

The consolidated financial statements of the Company have been prepared in conformity with the International Financial Reporting Standards (“IFRS”) pursuant to the provisions of Article 120, paragraph (1) of the Ordinance on Accounting of Companies starting the current fiscal year. Some of the items in the consolidated financial statements required to be disclosed by IFRS have been omitted in accordance with the provisions of the second sentence of Article 120, paragraph (1) of the Ordinance on Accounting of Companies.

2.	Scope of consolidation

Number of consolidated subsidiaries: 420 companies

Principal consolidated subsidiaries are presented in “1. Current Situations of the NIPPON STEEL Group, (9) Principal Subsidiaries and Affiliates.”

In the consolidated fiscal year, the scope of consolidation expanded by 46 companies, including 45 newly acquired companies and 1 newly established company. 19 companies—8 liquidations and 6 merged companies, etc.—were eliminated from the scope of consolidation in the consolidated fiscal year.

3.	Application of equity method

Number of equity-method affiliates (affiliated companies, jointly controlled businesses and jointly controlled companies): 119 companies

Principal equity-method affiliates are presented in “1. Current Situations of NSSMC Group, (9) Principal Subsidiaries and Affiliates.”

During the consolidated fiscal year 4 companies were added to the scope of equity-method affiliates and 8 companies were removed from the scope of equity-method affiliates.

4.	Accounting principles

(1)	Financial instruments

1) Recognition and measurement

The Group recognizes financial assets when it becomes a party to the contractual provisions of the assets. Financial assets purchased or sold in a regular way are recognized on the trade date. Financial assets other than derivative financial instruments are classified at initial recognition as those measured at amortized cost or at fair value through other comprehensive income.

Financial assets measured at amortized cost and fair value through other comprehensive income are initially recognized at their fair value plus transaction costs that are directly attributable to the acquisition of the assets.

(i)	Financial assets measured at amortized cost

Financial assets are classified as financial assets measured at amortized cost only if the assets are held within the Group’s business model with an objective of collecting contractual cash flows, and if the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

However, the trade receivables that do not contain a significant financing component are recognized initially at their transaction price.

(ii)	Financial assets measured at fair value through other comprehensive income

For certain equity instruments held primarily for the purpose of maintaining or strengthening business relationship with investees, the Group designates these instruments as financial assets measured at fair value through other comprehensive income at initial recognition.

Subsequent changes in fair value are recognized in other comprehensive income. When these financial assets are derecognized or significant deterioration of fair value occurs, a gain or loss accumulated in other comprehensive income is reclassified to retained earnings. Dividends from the financial assets measured at fair value through other comprehensive income are recognized in profit or loss when the Group’s right to receive dividends is established.

2) Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire, or when the Group transfers the financial assets and substantially all the risks and rewards of ownership of the assets to another party.

3) Impairment of financial assets measured at amortized cost

The Group assesses expected credit loss at the end of each reporting period for the impairment of financial assets measured at amortized cost.

The loss allowance is measured at an amount equal to the lifetime expected credit losses for trade receivables and financial assets with a significant increase in credit risk since initial recognition.

The Group determines whether credit risk has significantly increased based on changes in the risk of a default occurring on the financial assets. When determining whether there are changes in the risk of a default occurring on the financial assets, the Group considers the following;

•	Significant deterioration in the financial conditions of an issuer or a borrower;

•	A breach of contract, such as default or past-due payment of interest or principal; or

•	It has become probable that a borrower will enter into bankruptcy or other financial reorganization

(2) Derivatives and hedge accounting

The Group utilizes derivatives, including foreign exchange forward contracts, interest rate swaps and currency swaps, to hedge foreign currency risk and interest rate risk. These derivatives are initially recognized at fair value when the contract is entered into, and are subsequently measured at fair value.

Changes in fair value of derivatives are recognized in profit or loss. However, the effective portion of cash flow hedges is recognized in other comprehensive income.

The Group formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions in an internal rule titled “Administrative Provisions on Transactions of Derivative Instruments”. The rule stipulates that derivative transactions are conducted only for the purpose of mitigating risks arising from the Group’s principal business activities (including forecast transactions) and the trading of derivatives for speculative purposes is prohibited. The Group evaluates whether the derivatives designated as a hedging instrument offsets changes in fair value or the cash flows of the hedged items to a great extent when designating a hedging relationship and on an ongoing basis. A hedging relationship that qualifies for hedge accounting is classified and accounted for as follows:

1)	Fair value hedges

Changes in fair value of derivative as a hedging instrument are recognized in profit or loss. Changes in fair value of a hedged item adjust the carrying amount of the hedged item and are recognized in profit or loss.

2)	Cash flow hedges

The effective portion of changes in fair value of derivative as a hedging instrument is recognized in other comprehensive income. Any ineffective portion of changes in fair value of derivative as the hedging instrument is recognized in profit or loss.

The amount accumulated in other comprehensive income is reclassified to profit or loss when the hedged transactions affect profit or loss. When a hedged item results in the recognition of a non-financial asset or a non-financial liability, the amount recognized as other components of equity is reclassified as an adjustment of initial carrying amount of the non-financial asset or non-financial liability.

(3) Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is measured based on the weighted average method, and comprises all costs of purchasing and processing as well as other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(4) Property, plant and equipment

1) Recognition and measurement

Property, plant and equipment is initially measured at cost and presented at cost less accumulated depreciation and impairment losses. Acquisition cost includes costs directly attributable to the acquisition of the asset and costs of dismantling, removing and restoration of the asset.

2) Depreciation

Depreciation of property, plant and equipment is mainly computed by the declining-balance method over the estimated useful lives of each component based on the depreciable amount, except for land and other non-depreciable assets, and buildings and structures which are depreciated by the straight-line method. The depreciable amount is the cost of the asset less the respective estimated residual values.

The estimated useful lives of major property, plant and equipment are as follows:

- Buildings:	Principally 31 years
- Machinery:	Principally 14 years

The depreciation methods, estimated useful lives and residual values are reviewed at the end of each reporting period, and modified as necessary.

(5) Goodwill and intangible assets

Intangible assets are measured at cost. Intangible assets with finite useful lives are presented at cost less accumulated amortization and impairment losses. Goodwill and intangible assets with indefinite useful lives are presented at cost less accumulated impairment losses.

1)	Goodwill

When the total of consideration transferred in business combinations and amount of non-controlling interests in the acquiree exceeds the net of identifiable assets acquired and liabilities assumed on the acquisition date, the excess amount is recognized as goodwill.

Goodwill is not amortized and is allocated to cash-generating units or groups of cash-generating units. Regarding accounting policy for impairment of goodwill, refer to (7) “Impairment of non-financial assets”.

2)	Intangible assets

Intangible assets acquired separately are measured at cost at the date of initial recognition. The costs of intangible assets acquired in business combinations are measured at fair value at the acquisition date. Expenditures related to internally generated intangible assets are recognized as expenses when incurred, unless development expenses meet the criteria for capitalization.

3)	Amortization

Amortization of intangible assets with finite useful lives is recognized as an expense by the straight-line method over their estimated useful lives from the date when the assets are available for their intended use. The amortization methods and useful lives are reviewed at the end of each reporting period, and modified as necessary.

The estimated useful lives of major intangible assets with finite useful lives are as follows:

- Software:	Principally 5 years
- Mining rights:	Principally 25 years

Intangible assets with indefinite useful lives and intangible assets not yet available for use are not amortized.

(6) Leases

The Group determines whether an arrangement is, or contains, a lease based on the substance of the arrangement as of the commencement date of the lease. For the substance of the arrangement, it makes an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or group of assets, and whether a right to use of the asset is transferred under the arrangement.

A lease is classified as a finance lease, if all the risks and rewards of ownership of an asset are substantially transferred to the Group. Otherwise, a lease is classified as an operating lease.

1)	Finance lease

Lease assets and lease liabilities are initially recognized at the lower of fair value at the commencement of the lease or present value of the minimum lease payments. If it is reasonably certain that ownership will be transferred to a lessee by the end of the lease term, the leased asset is depreciated principally by the declining-balance method over the estimated useful life of the asset. Otherwise, the asset is depreciated over the shorter of the estimated useful life or the lease term.

2)	Operating lease

Lease payments under an operating lease are recognized in profit or loss on a straight-line basis over the relevant lease term.

(7) Impairment of non-financial assets

For the non-financial assets other than inventories and deferred tax assets, the Group assesses whether there is any indication of impairment on each asset or the cash-generating unit to which the asset belongs at the end of each reporting period. If any indication of impairment exists, the recoverable amount of the asset or the cash-generating unit to which the asset belongs is estimated and impairment tests are performed. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever an indication of impairment exits.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. When the recoverable amount of the individual asset cannot be estimated, the Group estimates the recoverable amount of the cash-generating unit or the group of cash-generating units to which the asset belongs. The value in use is calculated by discounting the estimated future cash flows to the present value, and a pre-tax discount rate that reflects the time value of money and the risks specific to the asset is used as a discount rate.

An impairment loss is reversed if there are indications that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased and the recoverable amount of the asset is greater than its carrying amount. The amount to be reversed would not exceed its carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized in goodwill is not reversed.

(8) Revenue

The Group has adopted IFRS 15 “Revenue from Contracts with Customers” from the fiscal year ended March 31, 2019. Under IFRS 15, revenue is recognized based on the following five-steps.

Step 1: Identify the contract with a customer

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when or as the Group satisfies a performance obligation

Revenue generated from Steelmaking and steel fabrication segment and Chemicals and Materials segment consists primarily of revenue generated from sale of goods while revenue generated from Engineering and construction segment and System solutions segment primarily consists of services rendered under construction contracts.

1)	Performance obligations satisfied at a point in time

The Group recognizes revenue from sale of goods at the point of shipment as the customer obtains control of the goods and therefore a performance obligation is satisfied at a point in time where the Group no longer retains physical possession of the goods upon shipment, the Group has the right to be paid from the customer and their legal title is transferred to the customer in the case of exporting transactions.

With respect to revenue from rendering of service whose performance obligation is satisfied at a point in time, the Group recognizes revenue when the rendering of service is completed.

Revenue is measured at the amount of consideration received or receivable less discounts and rebates. The consideration of the transaction is primarily collected within one year after the satisfaction of its performance obligation and it does not contain a significant financing component.

2)	Performance obligations satisfied over time

The Group recognizes revenue from construction contracts and built-to-order software on the basis of progress towards satisfaction of performance obligation as the Group transfers control over time. The progress is measured on the basis of percentage of actual costs incurred to date to estimated total costs as it is considered that costs incurred properly reflect the progress of the services. (input methods)

With respect to revenue from rendering of services whose performance obligation is satisfied over time, the Group recognizes revenue evenly throughout the duration of the service.

(Changes in accounting policies)

The Group has adopted IFRS 15 “Revenue from Contracts with Customers” from the fiscal year ended March 31, 2019. In applying IFRS 15, the Group elected to apply the cumulative effect transition method where the cumulative effect of applying the Standard is recognized at the date of initial application. The Group expects that the adoption of the standard had no significant effect on each amount recognized in the consolidated financial statements.

(9) Employee benefits

Employee benefits include short-term employee benefits, retirement benefits, and other long-term employee benefits.

1)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are recognized as expenses when the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash incentive plans if the Group has a present legal or constructive obligation to pay in exchange for services provided by the employees in the prior period, and such obligation can be reliably estimated.

2)	Retirement benefits

Retirement benefit plans comprise of defined benefit corporate pension plans, defined contribution plans, and lump-sum retirement payment plans. These retirement benefit plans are accounted for as follows:

(i)	Defined benefit corporate pension plans and lump-sum retirement payment plans

The net defined benefit liabilities or assets of defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of any plan assets.

The present value of defined benefit obligations is calculated annually by qualified actuaries using the projected unit credit method. The discount rates are based on the market yields of high quality corporate bonds at the end of each reporting period that have terms consistent with the discount period, which is established as the estimated term of the retirement benefit obligations through to the estimated dates for payments of future benefits.

Remeasurements of defined benefit plans are recognized immediately in other comprehensive income when incurred, while past service costs are recognized in profit or loss.

(ii)	Defined contribution plans

Contributions to defined contribution retirement plans are recognized as expenses in the period when the employees render the related services.

II. Notes to the consolidated statements of financial position

1. Assets pledged as collateral and secured debts

Assets pledged as collateral	Amount (Millions of Yen)
Land	11,432
Buildings and structures	4,853
Machinery and vehicles	5,471
Other	13,475

Total	35,233

Secured debts	Amount (Millions of Yen)
Short-term borrowings	3,635
Long-term borrowings (current portion is included)	6,242
Other	467

Total	10,345

In addition to the pledged assets listed above, ¥1,301 million of shares of associates are pledged as collateral.

2. Inventories

Merchandise and finished goods (including semi-finished products)	¥831,597 million
Work in progress	87,814 million
Raw materials and supplies	647,704 million

3. Allowance for doubtful accounts directly deducted from assets

Trade and other receivables	¥2,407 million
Other financial assets	4,735 million

4. Accumulated depreciation of property, plant and equipment	¥9,511,761 million

5.	Loan guarantees

The Group provides guarantees for the bank loans of its joint ventures and associates which would require the Group to repay the loan in the event of a default. The following amount includes reserved guarantees of loans, etc.

Guarantees for the bank loans of joint ventures and associates	¥62,506 million

III. Notes to the consolidated statements of profit or loss

(Business profit)

Business profit on Consolidated Statements of Profit or Loss indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Equity in profit of unconsolidated subsidiaries and affiliates and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

(Losses on natural disaster)

Losses on disaster was recorded owing to “Heavy rainfall, July 2018”, “Typhoon Jebi (#21), 2018”, and “Typhoon Trami (#24), 2018” including expenses for the restoration repair and disposal of machinery, etc.

(Losses from reorganization)

Details of losses from reorganization recorded owing to reorganization and withdrawal of business are described below.

Impairment loss         ¥16,882 million

In the steelmaking and steel fabrication segment, the Company recognized impairment losses associated with goodwill of a subsidiary in the U.S. that produces and distributes railway wheels and axles and investments accounted for using the equity method of a subsidiary in Australia that participates in mine development.

In the engineering and construction segment, the Company recognized impairment losses associated with goodwill of an environmental plant engineering subsidiary in Europe.

Loss on business withdrawal         ¥17,443 million

Loss on withdrawal from business was incurred as a result of the withdrawal of Japan Casting & Forging Corporation, the subsidiary in the Steelmaking and steel fabrication segment, from the making and marketing large casting and forgings business.

Loss on inactive facilities and others         ¥15,154 million

Loss on inactive facilities and others was recorded mainly based on retirement and abandonment of No.5 blast furnace of Wakayama Works.

IV. Notes to the consolidated statements of changes in equity

1.	Number and class of shares issued at the end of the consolidated fiscal year

Number of shares issued at the end of the period (including treasury stock)
Ordinary shares	950,321,402 shares

Number of treasury stock at the end of the period
Ordinary shares	29,797,955 shares

2.	Dividends

(1) Dividends paid

Date of resolution	Class of share	Total amount of dividends (Millions of yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 26, 2018	Ordinary shares	35,355	40	March 31, 2018	June 27, 2018
Board of Directors’ meeting held on November 2, 2018	Ordinary shares	35,355	40	September 30, 2018	December 3, 2018

(2) Dividends that belong to the current consolidated reporting year but become effective in the subsequent consolidated reporting year (planned)

Date of resolution	Class of share	Source of dividends	Total amount of dividends (Millions of yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 25, 2019	Ordinary shares	Retained earnings	36,880	40	March 31, 2019	June 26, 2019

V. Notes to the financial instruments

1.	Current status of financial instruments

(1) Capital management

Under the presumption that a certain level of financial stability is maintained, the Group has capital management policies which emphasize operational efficiency of invested capital, maximize corporate value by utilizing funds in investments (including investments in capital expenditure, research and development and M&A) which are expected to generate revenue which exceeds the cost of capital to enable sustainable growth and, at the same time, meet the demands of shareholders by providing returns to shareholders based on profits. The necessary funds to achieve this are primarily provided through cash flows from operating activities which are generated from maintaining and enhancing the Group’s earnings power, and the Group raises funds through borrowings from banks and the issuance of corporate bonds, as necessary.

(2) Risk management

The Group is exposed to various financial risks (market risk, credit risk and liquidity risk) arising from its business activities and implements risk management processes to minimize these financial risks.

1)	Market risk management

A. Foreign currency risk

Trade receivables denominated in foreign currencies arising from exports of products are exposed to foreign currency risk.

Trade payables, notes payable and other payables are, in principle, come due within one year. Certain trade payables are denominated in foreign currencies arising from imports of raw materials and exposed to foreign currency risk.

The Group enters into forward exchange contracts and currency swaps to hedge foreign exchange risk arising from sales and capital transactions and investing and financing activities of the Group.

Derivative transactions are executed in accordance with the internal derivative transaction policy. According to the internal derivative transaction policy, the policy for entering into a derivative transaction of financial instruments is discussed and approved by the Financial Management Committee and reported as necessary at the Board of Directors’ meeting. Subsequently the Financial Controller approves the implementation of derivatives within the approved authority limits and reports that transaction amounts as well as gains or losses arising from derivative transactions to the Financial Management Committee on a regular basis.

B. Interest rate risk

Certain bonds and long-term borrowings are floating-rates debts. The interest expenses vary depending on interest rates.

The Group enters into interest rate swap contracts to mitigate the risk of interest rate fluctuations.

C. Market price fluctuation risk

Marketable equity instruments mainly represent the shares of trade counterparties for which are purchased to strengthen business alliances and are exposed to market price fluctuation risk. The Group monitors the market price on a regular basis and regularly evaluates the necessity to retain the respective investments.

2)	Credit risk management

In accordance with the internal credit management policy, the Group shares customer credit records with related departments, and provides for credit protection measures as necessary. Trade receivables, including notes and accounts receivable, are exposed to the credit risk of customers. The Group limits transactions to customers who are also the principal suppliers of the Group such that the trade receivables due from the customers may be offset with the trade payables and borrowings, or to customers with high credit ratings where and the Group concludes that there are limited credit risks.

3)	Liquidity risk management

The Group manages its liquidity risk on financing activities (the risk that debts cannot be paid by the due dates) by preparing and regularly updating a cash flow forecast based on the reports obtained from respective departments. Furthermore, the Group has a line of credit to cover for unforeseen circumstances.

2.	Fair value of financial instruments

The carrying amount and fair value of financial instruments as of March 31, 2019 are as in the following table.

The Group does not disclose the financial instruments measured at fair value in the consolidated statements of financial position and the financial instruments with fair value being nearly equal to their carrying amount.

		(Millions of Yen)
	Carrying amount	Fair value
Bonds and borrowings	1,875,905	1,903,098

Notes:

Valuation techniques used to measure the fair value of financial instruments

•	The fair value of a bond is measured with reference to its market price.

•	The fair value of a borrowing is measured at the present value of the total amounts of principal and interest discounted by the Group’s incremental borrowing rate with a similar term.

VI. Notes to the per share information

Total equity attributable to owners of the parent per share	¥3,509.72
Basic earnings per share	¥281.77

VII. Business combination

(Making Ovako AB a wholly owned subsidiary)

1.	Overview

(1) Name and business activities of acquiree

Name	Ovako AB
Business activities	Manufacturing and sale of special steel and secondarily processed products

(2) Acquisition date

June 1, 2018

(3) Acquired ratio of equity interests with voting rights

Ratio of equity interests acquired at the acquisition date: 100%

(4) Primary reasons for acquisition

The Company acquired all the outstanding shares of Ovako AB (“Ovako”), which is headquartered in Sweden and manufactures and sells special steel aimed mainly at the European market, making Ovako a wholly owned subsidiary. With this acquisition, the Company seeks to strengthen the position of the Group as “The Best Steelmaker with World-Leading Capabilities”, thereby aiming to achieve sustainable growth and enhance the Group’s corporate value in the mid-to long-term. From this point forward, both companies will promote business operations in an integrated manner under common business policies as members of the Group.

With the addition of Ovako, the Group will bring together Ovako’s highest quality products (i.e., global top-level technology regarding high-cleanliness steel for bearing steel and other such products) and the Company’s strengths, whereby we will provide better products, technologies, and services on a global basis. Through these, we wish to better serve our customers and to strengthen and expand its global special steel business.

(5) Method to acquire control

Share acquisition with cash as consideration

2.	Breakdown of consideration transferred

(Millions of Yen)
Cash	51,767

Total consideration transferred	51,767

Notes:	The Group incurred acquisition-related costs of ¥1,215 million as selling, general and administrative expenses in the consolidated statements of profit or loss.

3.	Fair value of the assets acquired and liabilities assumed and goodwill

(Millions of Yen)
Current assets	63,555
Non-current assets (*1)	53,302

Total assets	116,858

Current liabilities	70,691
Non-current liabilities (*1)	17,032

Total liabilities	87,724

Total identifiable net assets acquired	29,133

Total equity attributable to owners of the parent	29,133
Total consideration transferred	51,767

Goodwill (*2)	22,634

Notes:

1)

During the accumulated third quarter of the year ended March 31, 2019, the Company disclosed the provisional fair value of acquired assets and assumed liabilities because the Company had not completed the recognition and fair value measurement of identifiable assets and liabilities. During the fourth quarter of the year ended March 31, 2019, the Company completed the allocation of acquisition cost and identified intangible assets and related deferred tax liabilities. As a result, non-current assets and non-current liabilities mainly increased by ¥15,988 million and ¥3,517 million respectively.

2)	The goodwill is attributable mainly to an excess earning power expected to be achieved from the synergies between the Group and the acquiree. The goodwill is not tax-deductible.

Upon completion of allocation of acquisition costs, the goodwill decreased by ¥14,885 million compared to provisional amount.

4.	Net cash used in the transaction

(Millions of Yen)
Cash consideration transferred	51,767
Cash and cash equivalents held by the acquiree at the acquisition date	(5,961)

Net cash used in the transaction	45,805

5.	Revenue and profit or loss of the acquiree after the acquisition date

Information about revenue and profit or loss generated subsequent to the acquisition date through March 31, 2019 is not disclosed as it is immaterial to the consolidated financial statements.

6.	Revenue and profit or loss of the Group if the business combination had been completed at the beginning of the year

Information about revenue and profit or loss of the Groups if business combination had been completed at the beginning of the year is not disclosed as it is immaterial to the consolidated financial statements.

(Acquisition of Sanyo Special Steel Co., Ltd.)

1. Overview

(1) Name and business activities of acquiree

Name	Sanyo Special Steel Co., Ltd.
Business activities	Manufacturing and sale of special steel products, powders and formed and fabricated materials

(2) Acquisition date

March 28, 2019

(3) Acquired ratio of equity interests with voting rights

Ratio of equity interests held before the acquisition date: 15.3%

Ratio of equity interests acquired at the acquisition date: 36.2%

Ratio of equity interests after the acquisition date: 51.5%

(4) Primary reasons for acquisition

The Company made Sanyo Special Steel Co., Ltd. (“Sanyo”) a subsidiary of the Company and made Ovako a wholly owned subsidiary of Sanyo for the purpose of strengthening medium-to long-term competitiveness of our special steel businesses through bringing together our business foundations, technical and product development capabilities and cost competitiveness of the three companies including Ovako to respond to the globalization of domestic and oversea customers in the automobile and other fields as well as customers’ needs for high-quality special steel products.

(5) Method to acquire control

Underwriting of capital increase through third-party allotment

2. Breakdown of consideration transferred

(Millions of Yen)
Cash	67,235
Fair value of equity interests held before the acquisition date (*1)	13,737

Total consideration transferred	80,972

Notes:

1)

The Company incurred losses from fair value measurement conducted at the acquisition date of the equity interests of Sanyo held prior to the acquisition date. Consequently, the Company recorded ¥4,592 million as other operating expenses in the consolidated statements of profit or loss.

2)	The Group incurred acquisition-related costs of ¥276 million as selling, general and administrative expenses in the consolidated statements of profit or loss.

3.

Fair value of the assets acquired and liabilities assumed, non-controlling interests and bargain purchase gain The Company has not completed the recognition of identifiable assets and liabilities and the fair value measurement of acquired assets and assumed liabilities at the acquisition date, the computation of non-controlling interests and bargain purchase gain, and the allocation of acquisition costs. Thus, the Company recorded provisional amounts based on reasonable information available at the time.

(Millions of Yen)
Current assets	210,344
Non-current assets	75,075

Total assets	285,419

Current liabilities	61,789
Non-current liabilities	38,804

Total liabilities	100,593

Total identifiable net assets acquired	184,826
Non-controlling interests (*1)	90,274

Total equity attributable to owners of the parent	94,551
Total consideration transferred	80,972

Bargain purchase gain (*2)	13,578

Notes:

1)	Non-controlling interests are measured at the proportionate share of the fair value of the acquiree’s identifiable total equity.
2)

Total equity attributable to owners of the parent of ¥94,551 million which is determined by subtracting the non-controlling interests from the fair value of acquired assets and assumed liabilities based on reasonable information available at the time (such as financial and assets conditions based on due diligence performed by a third-party and valuation of shares performed by a financial advisor) exceed the consideration transferred for the acquisition of Sanyo of ¥80,972 million. The Group recorded the difference between those two of ¥13,578 million as Other operating income in the consolidated statements of profit or loss for the year ended March 31, 2019.

4.	Net cash used in the transaction

(Millions of Yen)
Cash consideration transferred	67,235
Cash and cash equivalents held by the acquiree at the acquisition date	(79,196)

Net cash used in the transaction	(11,961)

Notes:	Cash and cash equivalents held by the acquiree at the acquisition date include the proceeds from capital increase by third-party allotment of ¥(67,235) million.

5.	Revenue and profit or loss of the acquiree after the acquisition date

Information about revenue and profit or loss generated subsequent to the acquisition date through March 31, 2019 is not disclosed as it is immaterial to the consolidated financial statements.

6.	Revenue and profit or loss of the Group if the business combination had been completed at the beginning of the year

(Millions of Yen)
Revenue	6,363,765
Profit before income taxes	259,145

Notes:  This disclosure is unaudited.

(For reference 1)

●	Consolidated Statement of Cash-Flows

Fiscal 2018	(Millions of Yen)
Cash flows from operating activities	452,341
Cash flows from investing activities	(381,805)
Cash flows from financing activities	(42,900)
Other	(7,328)

Net increase in cash and cash equivalents	20,306
Cash and cash equivalents at beginning of the year	142,869
Cash and cash equivalents at end of year	163,176

(For reference 2)

●	Segment Information

Fiscal 2018 (April 1, 2018—March 31, 2019)

						(Millions of Yen)
	Reportable segment				Total	Adjustments	Consolidated
	Steelmaking and steel fabrication	Engineering and construction	Chemicals and Materials	System solutions
Revenue
Revenue to external customers	5,408,633	321,346	243,014	204,952	6,177,947	—	6,177,947
Inter-segment revenue or transfers	45,902	35,360	4,052	62,550	147,867	(147,867)	—
Total	5,454,536	356,707	247,067	267,503	6,325,814	(147,867)	6,177,947
Segment profit
<Business Profit>	274,672	9,474	25,095	26,576	335,818	1,122	336,941

*

The Chemicals segment and New Materials segment were merged to form the Chemicals and Materials segment after Nippon Steel Chemical & Material Co., Ltd. was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd.

●	Non-Consolidated Financial Statements

(1)	Non-Consolidated Balance Sheet

(Millions of Yen)

ASSETS	March 31, 2019
Current assets :
Cash and bank deposits	30,632
Accounts receivable	123,444
Finished products	168,579
Semi-finished products	292,971
Work in process	4,953
Raw materials	241,385
Supplies	173,389
Advance payments-other	59,739
Prepaid expenses	26,255
Accounts receivable-other	128,784
Other	56,558
Less: Allowance for doubtful accounts	(1,456)
Total current assets	1,305,239

Fixed assets :
Tangible fixed assets :
Buildings (net)	303,424
Structures (net)	213,395
Machinery and equipment (net)	884,830
Vehicles (net)	2,575
Tools, furniture and fixtures (net)	56,873
Land	436,869
Leased assets (net)	2,698
Construction in progress	102,966

2,003,633
Intangible fixed assets :
Patents and utility rights	878
Software	27,933
Goodwill	18,144
Leased assets	155

47,111
Investments and others :
Investments in securities	535,798
Shares of subsidiaries and affiliates	1,246,993
Investments in capital of subsidiaries and affiliates	99,237
Long-term loans receivable	1
Long-term loans receivable from subsidiaries and affiliates	113,092
Long-term prepaid expenses	39,526
Deferred tax assets	64,334
Other	9,320
Less: Allowance for doubtful accounts	(1,391)

2,106,913

Total fixed assets	4,157,658

Total assets	5,462,897

(Millions of Yen)
LIABILITIES	March 31, 2019
Current liabilities :
Accounts payable	299,201
Short-term loans payable	224,286
Commercial paper	105,000
Bonds due within one year	60,000
Current portion of lease obligations	723
Accounts payable-other	491,685
Accrued expenses	37,114
Income tax payable	6,736
Advances received	1,408
Deposits received	391,632
Other	5,582

Total current liabilities	1,623,371

Long-term liabilities :
Bonds and notes	210,000
Long-term loans payable	1,385,880
Lease obligations (excluding current portion)	2,313
Accrued pension and severance costs	89,753
Other	79,126

Total long-term liabilities	1,767,073

Total liabilities	3,390,445

NET ASSETS
Shareholders’ equity :
Common stock	419,524
Capital surplus
Legal capital surplus	111,532
Other capital surplus	270,306

Total Capital surplus	381,838

Retained earnings :
Other retained earnings
Reserve for advanced depreciation of fixed assets	25,894
Retained earnings carried forward	1,131,370

Total retained earnings	1,157,265

Less: Treasury stock, at cost	(54,613)

Total shareholders’ equity	1,904,015

Valuation and translation adjustments :
Unrealized gains on available-for-sale securities	167,607
Deferred hedge income (loss)	829

Total valuation and translation adjustments	168,436

Total net assets	2,072,452

Total liabilities and net assets	5,462,897

(2)	Non-Consolidated Statement of Operations

(Millions of Yen)
Fiscal 2018
Operating revenues :
Net sales	3,562,226
Cost of sales	3,277,800

Gross profit	284,425

Selling, general and administrative expenses	259,310

Operating loss	25,114

Non-operating profit and loss :
Non-operating profit :
Interest and dividend income	100,732
Other	41,584

142,316

Non-operating loss :
Interest expense	13,916
Other	41,196

55,112

Ordinary profit	112,319

Extraordinary profit and loss :
Extraordinary profit :
Gains on sales of investments in securities	41,361
Gains from reorganization of subsidiaries and affiliates	28,056

69,418

Extraordinary loss :
Losses on inactive facilities	8,284
Losses on valuation of investments in securities	32,241
Losses on natural disaster	7,715
Losses from reorganization of subsidiaries and affiliates	14,659

62,900

Profit before income taxes	118,836

Income taxes - current	2,285
Income taxes - deferred	(28,769)

(26,483)

Profit	145,319

(3)	Non-Consolidated Statement of Changes in Net Assets

Fiscal 2018										(Millions of Yen)
	Shareholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
	Common stock	Legal capital surplus	Other capital surplus	Total capital surplus	Reserve for special depreciation	Reserve for investment loss	Reserve for advanced depreciation of fixed assets	Reserve for specific disaster prevention	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders’ equity
Balance at beginning of the year	419,524	111,532	271,734	383,266	260	24	68,617	54	1,013,698	1,082,655	(128,213)	1,757,233

Changes of the year
Reversal of reserve for special depreciation					(260)				260	—		—
Reversal of reserve for investment loss						(24)			24	—		—
Provision of reserve for advanced depreciation of noncurrent assets							654		(654)	—		—
Reversal of reserve for advanced depreciation of fixed assets							(43,377)		43,377	—		—
Reversal of reserve for specific prevention								(54)	54	—		—
Cash dividends									(70,710)	(70,710)		(70,710)
Profit for the year									145,319	145,319		145,319
Purchases of treasury stock											(55)	(55)
Disposals of treasury stock			(1,427)	(1,427)							73,656	72,228
Net changes of items other than shareholders’ equity

Total change for fiscal 2018	—	—	(1,427)	(1,427)	(260)	(24)	(42,722)	(54)	117,671	74,609	73,600	146,781

Balance at end of the year	419,524	111,532	270,306	381,838	—	—	25,894	—	1,131,370	1,157,265	(54,613)	1,904,015

	Valuation and translation adjustments
	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)	Total valuation and translation adjustments	Total net assets
Balance at beginning of the year	266,973	441	267,414	2,024,648

Changes of the year
Reversal of reserve for special depreciation				—
Reversal of reserve for investment loss				—
Provision of reserve for advanced depreciation of noncurrent assets				—
Reversal of reserve for advanced depreciation of fixed assets				—
Reversal of reserve for specific prevention				—
Cash dividends				(70,710)
Profit for the year				145,319
Purchases of treasury stock				(55)
Disposals of treasury stock				72,228
Net changes of items other than shareholders’ equity	(99,366)	388	(98,977)	(98,977)

Total change for fiscal 2018	(99,366)	388	(98,977)	47,804

Balance at end of the year	167,607	829	168,436	2,072,452

Notes to the non-consolidated financial statements

I. Significant accounting policies

1.	Basis and method of evaluation of assets

(1)	Marketable securities

•	Shares of subsidiaries and affiliates: Stated at cost determined by the moving-average method

•	Available-for-sale securities:

Securities with market quotations: Stated at market value as of the balance sheet date (Net unrealized gains or losses are comprehensively included in net assets, and the cost of securities sold is determined by the moving-average method.)

Securities without market quotations: Stated at cost determined by the moving-average method

(2)	Inventories

•

Products, semi-finished products, work in process, and raw materials : Cost accounting method based on the periodic average method (Regarding balance sheet values, this method is designed to reduce book value when the contribution of inventories to profitability declines.)

•

Supplies : Cost accounting method based on the first-in, first-out method (Regarding balance sheet values, this method is designed to reduce book value when the contribution of inventories to profitability declines)

2.	Depreciation methods for fixed assets

(1)	Tangible fixed assets (excluding leased assets)

Depreciation of tangible fixed assets is mainly calculated using the declining-balance method.

However, the straight-line method is used for buildings.

Furthermore, depreciation of facilities attached to buildings and structures acquired on and after April 1, 2016 is calculated using the straight-line method.

Useful lives of tangible fixed assets are generally as follows:

Buildings:	Principally 31 years
Machinery and equipment:	Principally 14 years

(2)	Intangible assets (excluding leased assets)

Amortization of intangible fixed assets is calculated using the straight-line method.

Software products made by the Company are amortized over the projected usage periods that are of 5 years.

(3)	Leased assets

•	Assets concerning finance leases in which ownership is not transferred to the lessee

These assets are depreciated to a residual value of zero based on the straight-line method over a useful life period corresponding to the lease contract period.

3.	Accounting basis for allowances

(1)	Allowance for doubtful accounts

To provide for potential losses on doubtful accounts, the allowance for doubtful accounts is computed based on the historical experienced default ratio for non-specific receivables, as well as the estimated irrecoverable portion of specific doubtful receivables calculated on an individual basis.

(2)	Accrued pension and severance costs

To provide for employee retirement benefits, an allowance is calculated based on projections of retirement benefit obligations and the pension fund asset balance at the end of the fiscal year under review. The employee retirement benefit obligation is computed based on the benefit formula basis using the projected retirement benefit obligation at the end of the fiscal year under review. Prior service cost is appropriated using the straight-line method over a specified period (10 years) within the employees’ average remaining service period at the time when such costs accrues. Actuarial differences are principally charged to expenses proportionally using the straight-line method from the fiscal year following the year in which such differences accrue over a specified period (10 years) within the employees’ average remaining service period at the time when such differences accrue.

4.	Other significant accounting policies for financial statements

(1)	Important assets and liabilities in foreign currencies and foreign currency translation

Monetary assets and liabilities of the Company denominated in foreign currencies are translated into yen at the spot rate prevailing on the closing date of accounts, and the resulting foreign exchange gains or losses are recognized as income or expenses.

(2)	Method of hedge accounting

In principal, the Company adopts the deferred hedging accounting method. For foreign exchange forward contracts and currency swaps whose amounts, currency, and period meet the conditions of hedged items, the “assigning” method is adopted. In addition, for interest swaps whose amounts, index, and period meet the conditions for hedged items, the “exceptional” method is adopted.

(3)	Method and period for amortization of goodwill

Goodwill is amortized using the straight-line method over the period, where it is possible to estimate such a period, for which the excess cost is expected to have an effect on the consolidated balance sheets. Otherwise, the excess cost is amortized proportionately over 5 years.

(4)	Retirement benefit accounting policy

The accounting methods for unrecognized actuarial differences associated with the retirement benefits and unrecognized past service liability used herein differ from the methods used in the consolidated financial statements.

(5)	Accounting for consumption taxes

The accounting treatment used with respect to consumption tax and local consumption taxes is the tax-excluded method.

(6)	Application of the consolidated tax payment system

The consolidated tax payment system is applied.

(Changes in accounting policies)

The Company adopted the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No.28, February 16, 2018) and “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26, February 16, 2018) from the fiscal year ended March 31, 2019. The adoption of this practical solution had no effect on the non-consolidated financial statements.

(Changes in presentation)

The Company adopted the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No.28, February 16, 2018) from April 1, 2018. Accordingly, deferred tax assets have been presented as investments and others; and deferred tax liabilities have been presented as long-term liabilities.

II. Notes to the non-consolidated balance sheet

1. Accumulated depreciation of tangible fixed assets	¥6,067,797 million

2. Contingent liabilities

The Company guarantees loans from financial institutions and other sources held by other companies.

(1) Loan Guarantee Liabilities

(Outstanding amounts for the year ended)		(Substantial amounts)
AM/NS Calvert LLC	38,736 million	38,736 million
PT KRAKATAU NIPPON STEEL SUMIKIN	20,422 million	20,422 million
WISCO-NIPPONSTEEL Tinplate Co., Ltd.	7,645 million	7,645 million
Jamshedpur Continuous Annealing & Processing Company Private Limited	7,044 million	3,451 million
Japan-Brazil Niobium Corporation	6,146 million	6,146 million
TENIGAL, S.de R.L.de C.V.	5,438 million	5,438 million
NS-Siam United Steel Co., Ltd.	4,890 million	4,890 million
NIPPON STEEL & SUMIKIN CRANKSHAFT LLC	2,314 million	2,314 million
NIPPON STEEL & SUMIKIN COLD HEADING WIRE INDIANA INC.	1,957 million	1,957 million
Other	5,682 million	605 million

Total	¥100,278 million	¥91,608 million

(2) Reserved guarantees of loans	¥76 million
(The substantial amount guaranteed is ¥76 million.)

3. Accounts receivable and payable to subsidiaries and affiliates

Short-term accounts receivable	¥183,854 million
Long-term accounts receivable	113,092 million
Short-term accounts payable	729,653 million
Long-term accounts payable	1,016 million

III. Notes to the non-consolidated statements of operations

Transactions with subsidiaries and affiliates
Operating transactions
Net sales	¥1,313,296 million
Purchases	1,115,822 million
Non-operating transactions
Proceeds from the transfer of assets, etc.	¥394,882 million
Expenditures from the transfer of assets, etc.	156,443 million

IV. Notes to the statements of changes in net assets

Number and class of treasury stocks outstanding at the end of the fiscal year
Ordinary shares	28,297,739 shares

V. Notes to the tax-effect accounting

Deferred tax assets primarily arise from the exclusion from expenses of accrued bonus, pension and severance costs, impairment loss, and net loss carried forward. Deferred tax liabilities primarily arise from unrealized gains on available-for-sale securities.

VI. Notes to the related party information

Category	Name	Equity ownership percentage	Relation with related party	Description of transaction	Amount of transaction (Millions of Yen)	Account	Resulting account balances
Subsidiary	Sanyo Special Steel Co., Ltd.	Holding 51% directly 0% indirectly	Purchase of steel products	Underwriting of capital increase (*1)	67,235	—	—
				Sale of shares of a subsidiary (*2)	62,840	Accounts payable- other	4,395

Terms and conditions applied to related party transactions:

(*1)

The Company resolved at the meeting of its board of directors held on August 2, 2018 to underwrite the capital increase through third-party allotment of 24,012,500 shares issued by Sanyo Special Steel Co., Ltd.(“Sanyo”) at 2,800 yen per share. As a result of this transaction, Sanyo became a consolidated subsidiary instead of an associate accounted for by the equity method. The issue price per share was determined based on the average closing price of the ordinary shares of Sanyo on the Tokyo Stock Exchange of one-month period from July 2, 2018 to August 1, 2018, which is the business day immediately preceding the resolution of the board of directors.

(*2)

The Company sold all the shares of Ovako AB, in which, the Company held 100% of voting rights interests, to Sanyo. The transaction price was determined based on share price valuation conducted by an external third-party. The Company recorded an estimated amount of repayment due to the price adjustment of the shares transferred as account payable-other.

VII. Notes to the per share information

Net assets per share	¥2,247.72
Earnings per share	¥162.79

Report of Accounting Auditor on Consolidated Financial Statements (Copy)

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 10, 2019

Mr. Eiji Hashimoto

Representative Director and President

Nippon Steel Corporation

KPMG AZSA LLC

Koichi Kohori (Seal)

Designated Limited Liability Partner

Certified Public Accountant

Hirotaka Tanaka (Seal)

Designated Limited Liability Partner

Certified Public Accountant

Takashi Hasumi (Seal)

Designated Limited Liability Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated statement of financial position, the consolidated statement of profit or loss, the consolidated statement of changes in equity and the related notes of Nippon Steel Corporation (previously Nippon Steel & Sumitomo Metal Corporation) as at March 31, 2019 and for the year from April 1, 2018 to March 31, 2019 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements pursuant to the provisions of the second sentence of Article 120, Paragraph 1 of the Regulation on Corporate Accounting, which allows corporations to prepare consolidated financial statements by omitting the part of the disclosure items required under the Designated International Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the consolidated financial statement audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Nippon Steel Corporation (previously Nippon Steel & Sumitomo Metal Corporation) and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared pursuant to the provisions of the second sentence of Article 120, Paragraph 1 of the Regulation on Corporate Accounting, which allows corporations to prepare the consolidated financial statements by omitting the part of the disclosure items required under the Designated International Accounting Standards,.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Report of Accounting Auditor on Non-Consolidated Financial Statements (Copy)

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 10, 2019

Mr. Eiji Hashimoto

Representative Director and President

Nippon Steel Corporation

KPMG AZSA LLC

Koichi Kobori (Seal)

Designated Limited Liability Partner

Certified Public Accountant

Hirotaka Tanaka (Seal)

Designated Limited Liability Partner

Certified Public Accountant

Takashi Hasumi (Seal)

Designated Limited Liability Partner

Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of operations, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of Nippon Steel Corporation (previously Nippon Steel & Sumitomo Metal Corporation) as at March 31, 2019 and for the year from April 1, 2018 to March 31, 2019 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Nippon Steel Corporation (previously Nippon Steel & Sumitomo Metal Corporation) for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Report of Audit & Supervisory Board on Business Report and other issues, Consolidated Financial Statements and Non-Consolidated Financial Statements (Copy)

[English Translation of the Board of Audit & Supervisory Board Members’ Report Originally Issued in the Japanese Language]

Audit Report

The Audit & Supervisory Board, following deliberations on the reports made by each Audit & Supervisory Board Member concerning the audit of performance of duties by Directors of Nippon Steel Corporation (“NIPPON STEEL”) (previously Nippon Steel & Sumitomo Metal Corporation) for the 94th fiscal year from April 1, 2018 to March 31, 2019, has prepared this audit report, and hereby reports as follows:

1.	Auditing Method Used by Each Audit & Supervisory Board Member and the Audit & Supervisory Board and Details Thereof

(1)

The Audit & Supervisory Board established auditing policies and auditing plans, focused as key audit points on establishment and management of systems to ensure that the business of the Corporate Group consisting of NIPPON STEEL and its subsidiaries will be conducted properly, including systems to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations and with NIPPON STEEL’s Articles of Incorporation (hereinafter referred to as the “Internal Control System”) and on promotion of the measures for Management Plan, and received reports from each Audit & Supervisory Board Member regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel and the Accounting Auditor regarding the performance of their duties, and sought explanations as necessary.

(2)

In compliance with the standard concerning Audit & Supervisory Board Member’s audit, which was established by the Audit & Supervisory Board, each Audit & Supervisory Board Member endeavored to gather information and to create an improved environment for auditing through close communication with the Directors, employees including those working in the Internal Audit Department and other relevant personnel in accordance with the auditing policies and auditing methods, and conducted audits by the following method:

1)

Each Audit & Supervisory Board Member also attended Meetings of the Board of Directors, management meetings and other meetings, received reports from the Directors, employees and other relevant personnel regarding the performance of their duties, sought explanations as necessary, inspected important documents, and examined the operations and financial position of NIPPON STEEL at the Head Office and Works of NIPPON STEEL. As for the subsidiaries of NIPPON STEEL, each Audit & Supervisory Board Member endeavored to keep communication and shared information with the Directors and Audit & Supervisory Board Members and other related personnel of the subsidiaries, and received reports from the subsidiaries regarding their businesses and sought explanations as necessary.

2)

With respect to the resolution of the Board of Directors on the Internal Control System and establishment and management thereof based on such resolution, each Audit & Supervisory Board Member received explanation from the Directors and other relevant personnel, scrutinized it and expressed opinion thereon. With respect to the internal control on financial reporting, each Audit & Supervisory Board Member received report on assessment of such internal control and auditing thereof not only from the Directors and other relevant personnel of NIPPON STEEL, but also from KPMG AZSA LLC, and sought explanations as necessary.

3)

As for the Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of NIPPON STEEL as described in the Business Report, each Audit & Supervisory Board Member examined its contents based on discussions at the Meetings of Board of Directors and other relevant meetings.

4)

The Audit & Supervisory Board Members confirmed whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. The Audit & Supervisory Board Members also received notification from the Accounting Auditor that system for ensuring appropriate execution of the duties of the Accounting Auditor has been prepared and sought explanations as necessary.

Based on the foregoing method, the Audit & Supervisory Board Members reviewed the Business Report for this fiscal year and the supplementary schedules thereof, the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of operations, non-consolidated statement of changes in net assets and the related notes) and supplementary schedules as well as the consolidated financial statements for this fiscal year (consolidated statements of financial position, consolidated statements of profit or loss, consolidated statements of changes in equity and the related notes).

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

1)

In our opinion, the Business Report and the supplementary schedules fairly represent NIPPON STEEL’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of NIPPON STEEL.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of NIPPON STEEL, related to performance of duties by the Directors.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the Internal Control System is appropriate, and we have found no matters to remark in regard to the implementation thereof, including internal control on financial reporting. In addition, we have found no matters to remark in regard to the description in the Business Report relating to the internal control system.

4)

We have found no matters to remark in regard to the Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of NIPPON STEEL as described in the Business Report. In our opinion, the Measures to Prevent Decisions on the Financial and Business Policies of NIPPON STEEL from Being Controlled by Those Deemed Inappropriate in Light of the Basic Policy as described in the Business Report are in accordance with such Basic Policy, not to impair common interest of the shareholders of NIPPON STEEL or intended to protect position of current management of NIPPON STEEL.

(2)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 14, 2019

The Audit & Supervisory Board of Nippon Steel Corporation

Senior Audit & Supervisory Board Member	Yutaka Takeuchi (Seal)
Senior Audit & Supervisory Board Member	Atsuhiko Yoshie (Seal)
Audit & Supervisory Board Member	Masato Tsuribe (Seal)
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Hiroshi Obayashi (Seal)
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Jiro Makino (Seal)
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Seiichiro Azuma (Seal)

(Note)	Outside Audit & Supervisory Board Member Katsunori Nagayasu was absent from the Audit & Supervisory Board meeting held on May 14, 2019, so he has not signed or applied his seal to this Audit Report.

NIPPON STEEL CORPORATION GROUP Corporate Philosophy

Our Values

Nippon Steel Corporation Group will pursue world-leading technologies and manufacturing capabilities, and contribute to society by providing excellent products and services.

Management Principles

1.	We continue to emphasize the importance of integrity and reliability in our actions.

2.	We provide products and services that benefit society, and grow in partnership with our customers.

3.	We pursue world-leading technologies and manufacturing capabilities.

4.	We continually anticipate and address future changes, innovative from within, and pursue unending progress.

5.	We develop and bring out the best in our people to make our Group rich with energy and enthusiasm.

Shareholder Reference Information

Fiscal year end	March 31 each year

General Meeting of Shareholders	Latter part of June each year

Record date for the General Meeting of Shareholders	Shareholders entitled to exercise the right at the General Meeting of Shareholders shall be those who are electronically recorded as having the voting rights in the latest Register of Shareholders of March 31 each year.

Record date for dividends	NIPPON STEEL may distribute its surplus to the shareholders or pledgees of shares registered in the latest Register of Shareholders as of March 31, September 30 and such other date as determined by the Board of Directors.

Website for electronic public notices	https://www.nipponsteel.com/en/index.html

Articles of Incorporation and Regulations Relating to Shares	Articles of Incorporation and Regulations Relating to Shares are posted on NIPPON STEEL’s website under “Investor Relations.”

Registration agent	Sumitomo Mitsui Trust Bank, Limited 4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Place of business of registration agent (Mailing address and telephone enquiries)

Sumitomo Mitsui Trust Bank, Limited,

Stock Transfer Agency Business Planning Department

8-4, Izumi 2-chome, Suginami-ku, Tokyo, 168-0063, Japan

Telephone number designated for NIPPON STEEL’s shareholders:

0120-785-401 (toll free within Japan)

Main number of transfer agent:

0120-782-031 (toll free within Japan)

Change of address, and request for sale and purchase of shares less than one unit

Please contact and consult with the securities firm in where you have an account.

Shareholders for whom special accounts have been opened due to their lack of an account in a securities firm should contact Sumitomo Mitsui Trust Bank, Limited, our administrator of the special accounts.

Payment of accrued dividends

Please contact Sumitomo Mitsui Trust Bank, Limited, our registration agent.

Fees concerning sale and purchase of less than one unit of shares

Charged at the amount specified separately (please refer to “Investor Relations” on NIPPON STEEL’s website).

Nippon Steel Corporation

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071

Tel.: +81-3-6867-4111

https://www.nipponsteel.com/en/index.html